MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2016

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2016 Annual Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the year ended December 31, 2016, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of February 21, 2017 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and acquiring new assets which contribute to the Company achieving its corporate growth objectives. During the year ended December 31, 2016, the Company owned and operated six producing silver mines: the Santa Elena Silver/Gold Mine, La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, on the Mexican Stock Exchange under the symbol “AG” and on the Frankfurt Stock Exchange under the symbol “FMV”.

SANTA ELENA SILVER MINE
LA ENCANTADA SILVER MINE
PLOMOSAS SILVER PROJECT
LA JOYA SILVER PROJECT
LA PARRILLA SILVER MINE
DEL TORO SILVER MINE
SAN MARTIN SILVER MINE
LA LUZ SILVER PROJECT
LA GUITARRA SILVER MINE

First Majestic Silver Corp. 2016 Annual Report	Page 3

2016 ANNUAL HIGHLIGHTS

Key Performance Metrics	2016	2015	2014	Change '16 vs '15
Operational
Ore Processed / Tonnes Milled	3,270,162	2,852,655	2,613,411	15%
Silver Ounces Produced	11,853,438	11,142,109	11,748,721	6%
Silver Equivalent Ounces Produced	18,669,800	16,086,271	15,257,958	16%
Cash Costs per Ounce (1)	$5.92	$7.87	$9.58	(25%)
All-in Sustaining Cost per Ounce (1)	$10.79	$13.43	$17.71	(20%)
Total Production Cost per Tonne (1)	$43.22	$43.98	$51.53	(2%)
Average Realized Silver Price per Ounce (1)	$17.16	$16.06	$18.69	7%

Financial (in $millions)
Revenues	$278.1	$219.4	$245.5	27%
Mine Operating Earnings (2)	$49.2	$8.7	$30.2	464%
Earnings (Loss) before Income Taxes	$25.5	($126.3)	($80.9)	120%
Net Earnings (Loss)	$8.6	($108.4)	($61.4)	108%
Operating Cash Flows before Working Capital and Taxes (2)	$107.3	$59.7	$74.4	80%
Cash and Cash Equivalents	$129.0	$51.0	$40.3	153%
Working Capital (Deficit) (1)	$130.6	$15.6	($2.9)	737%

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.05	($0.84)	($0.52)	106%
Adjusted EPS (1)	$0.12	($0.11)	$0.07	212%
Cash Flow per Share (1)	$0.67	$0.46	$0.63	44%

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 36 to 40 for a reconciliation of non-GAAP to GAAP measures.

(2)
The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before working capital and taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See “Additional GAAP Measures” on page 40.

First Majestic Silver Corp. 2016 Annual Report	Page 4

Annual Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	988,060	881,075	610,509	337,020	297,802	155,696	3,270,162
Silver Ounces Produced	2,598,537	2,706,516	2,220,874	1,500,951	1,902,963	923,597	11,853,438
Silver Equivalent Ounces Produced	6,185,945	2,713,372	3,388,434	2,649,326	2,209,035	1,523,688	18,669,800
Cash Costs per Ounce	($2.09)	$11.21	$7.58	$5.73	$7.07	$7.23	$5.92
All-in Sustaining Cost per Ounce	$1.75	$12.76	$10.46	$8.62	$9.40	$13.33	$10.79
Total Production Cost per Tonne	$42.00	$33.11	$38.85	$51.67	$58.64	$77.43	$43.22

Operational

•
Record annual silver production: The Company produced a record 11,853,438 ounces of silver in 2016, near the high end of our 2016 guidance and represents an increase of 6% compared to 11,142,109 ounces produced in the previous year. The increase was primarily attributed to the addition of the Santa Elena mine for the full year, partially offset by lower production from Del Toro and San Martin, both of which lowered throughput to focus on mining profitable ounces.

•
Record annual silver equivalent production: Total production in 2016 reached a record of 18,669,800 silver equivalent ounces, also near the high end of our 2016 guidance, representing an increase of 16% compared to the previous year. The increase in production was primarily attributed to incremental production from Santa Elena, partially offset by lower by-product production from Del Toro and La Parrilla.

•
Significant reduction in cash cost per ounce: Cash cost per ounce in the year was $5.92, a decrease of 25% or $1.95 per ounce compared to the previous year and within the Company's 2016 guidance. The decrease in cash cost per ounce was attributed to ongoing company‐wide cost reduction efforts and a focus on producing profitable ounces, a decrease in smelting and refining costs as a result of renegotiated sales agreements that were effective on July 1, 2016, and weakening of the Mexican pesos against U.S. dollars.

•
Annual all-in sustaining cost ("AISC") well below guidance: AISC per ounce in 2016 was $10.79, a decrease of 20% or $2.64 per ounce compared to the previous year and is below the revised annual guidance of $11.50 to $12.35 per ounce. The decrease in AISC per ounce was reflective of the Company's ongoing effort to reduce production costs, weakening of the Mexican pesos against the U.S. dollars, as well as the addition of the Santa Elena mine to the Company's portfolio of assets, which became the Company's lowest cost mine.

Financial

•
Strengthened cash position and liquidity: Cash and cash equivalents increased from $51.0 million to $129.0 million during the year, while working capital improved from $15.6 million to $130.6 million, an improvement of $115.0 million.

•
Generated record annual revenue: In 2016, the Company generated record annual revenues of $278.1 million, an increase of 27% compared to 2015. The record revenue was achieved through a 16% increase in silver equivalent ounces sold and a 7% increase in average realized silver price.

•
Improved mine operating earnings: The Company recognized mine operating earnings of $49.2 million compared to $8.7 million in 2015. The increase in mine operating earnings was primarily driven by record-breaking production, lower production costs and higher silver prices.

•
Strong cash flow from operations: Cash flow from operations before movements in working capital and income taxes during the year was $107.3 million ($0.67 per share) compared to $59.7 million ($0.46 per share) in 2015.

•
Annual net earnings: The Company generated net earnings of $8.6 million (earnings per share of $0.05) in 2016 compared to a net loss of $108.4 million (loss per share of 0.84) in 2015. Adjusted EPS (see “non-GAAP measures”), normalized for non-cash or unusual items such as share-based payments, deferred income tax expense or recovery and impairment of non-current assets, for the year ended December 31, 2016 was $0.12, compared to a loss of $0.11 in 2015.

First Majestic Silver Corp. 2016 Annual Report	Page 5

Corporate Developments

•
Successful Debt Restructuring: In February 2016, the Company closed a $60.0 million debt financing agreement, consisting of a $35.0 million term loan and a $25.0 million revolving credit facility. Proceeds from the term loan were used primarily to settle the remaining balance of the Company's prepayment facilities and associated call options. The debt financing added approximately $32.0 million to the Company's working capital by deferring $28.5 million in 2016 debt repayments and adding $3.5 million to treasury after early settlement of the prepayment facilities.

•
Completion of Private Placement: On May 12, 2016, the Company closed a CAD$57.5 million bought-deal private placement with a syndicate of underwriters for the issuance of 5,250,900 common shares at a price of CAD$10.95 per common share.

2016 FOURTH QUARTER HIGHLIGHTS

Key Performance Metrics	2016-Q4	2016-Q3	Change Q4 vs Q3	2015-Q4	Change Q4 vs Q4
Operational
Ore Processed / Tonnes Milled	844,155	838,233	1%	883,377	(4%)
Silver Ounces Produced	2,819,708	3,114,627	(9%)	3,055,442	(8%)
Silver Equivalent Ounces Produced	4,380,477	4,524,619	(3%)	4,820,408	(9%)
Cash Costs per Ounce (1)	$6.49	$5.84	11%	$6.04	7%
All-in Sustaining Cost per Ounce (1)	$12.90	$10.52	23%	$11.28	14%
Total Production Cost per Tonne (1)	$42.13	$43.11	(2%)	$41.44	2%
Average Realized Silver Price per Ounce (1)	$17.10	$19.72	(13%)	$15.21	12%

Financial (in $millions)
Revenues	$66.2	$79.3	(17%)	$66.0	—%
Mine Operating Earnings (2)	$9.9	$20.0	(50%)	$3.9	156%
Net Earnings (Loss)	$1.8	$8.1	(78%)	($103.0)	102%
Operating Cash Flows before Working Capital and Taxes (2)	$23.4	$35.4	(34%)	$17.5	34%
Cash and Cash Equivalents	$129.0	$122.5	5%	$51.0	153%
Working Capital (1)	$130.6	$143.8	(9%)	$15.6	737%

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.01	$0.05	(78%)	($0.66)	102%
Adjusted EPS (1)	($0.01)	$0.07	(112%)	($0.02)	57%
Cash Flow per Share (1)	$0.14	$0.22	(34%)	$0.11	26%

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 36 to 40 for a reconciliation of non-GAAP to GAAP measures.

(2)
The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before working capital and taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See “Additional GAAP Measures” on page 40.

Fourth Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	257,771	235,039	153,309	82,767	76,848	38,422	844,155
Silver Ounces Produced	660,207	567,930	497,466	343,894	510,423	239,788	2,819,708
Silver Equivalent Ounces Produced	1,470,612	569,504	699,497	680,802	573,349	386,713	4,380,477
Cash Costs per Ounce	($1.43)	$13.87	$10.22	$2.80	$6.94	$7.74	$6.49
All-in Sustaining Cost per Ounce	$1.64	$16.53	$15.34	$8.43	$10.01	$15.99	$12.90
Total Production Cost per Tonne	$37.57	$32.96	$41.92	$52.45	$56.70	$78.31	$42.13

First Majestic Silver Corp. 2016 Annual Report	Page 6

Operational

•
In the fourth quarter, the Company produced 2,819,708 ounces of silver, a decrease of 9% compared to the previous quarter, primarily attributed to a 9% decrease in average silver grade. The decrease in silver grades is primarily due to lower grades at Del Toro in the month of October due to limited production at the high grade Dolores mine. As a result, the Company increased production rates at the San Juan mine to offset the decrease. Beginning in November, production at the Dolores mine returned to normal operating levels. Average silver grade at La Encantada also decreased 9% compared to the prior quarter primarily due to the continued blending of ore from old stopes, stockpiles and the recovery of pillars. Grades are expected to improve towards the end of 2017 following the start of block caving production within the San Javier Breccia.

•	Total silver equivalent production in the fourth quarter was 4,380,477 ounces, a minor decrease of 3% compared to the third quarter of 2016, primarily attributed to lower silver production.

•
Cash cost per ounce in the quarter was $6.49, an increase of 11% or $0.65 per ounce compared to the previous quarter. The increase in cash cost per ounce was primarily the result of lower silver grades leading to lower silver production and higher mining contractor costs attributed to ore development activities at the Santa Elena mine. Total tonnes milled and production cost per tonne remained relatively unchanged when compared to the previous quarter.

•
All-in sustaining cost per ounce (“AISC”) in the fourth quarter was $12.90, an increase of 23% or $2.38 per ounce compared to the previous quarter. The increase in AISC was primarily attributed to an increase in sustaining capital expenditures to catch up with program targets in addition to higher cash cost per ounce.

•
The Company's underground development in the fourth quarter consisted of 14,918 metres, reflecting a 17% increase compared to 12,764 metres completed in the previous quarter. The Company also completed 35,247 metres of diamond drilling in the quarter, representing a marginal increase compared to 36,290 metres in the prior quarter. A substantial portion of the current drilling and development is to support the annual updating of Mineral Reserves and Resources which the Company expects to release in late March 2017. In addition, updated National Instrument 43-101 ("NI 43-101") Technical Reports for San Martin, Del Toro and La Parrilla are expected to be released in the first half of 2017.

Financial

•	Generated revenues of $66.2 million in the quarter, almost unchanged compared to the fourth quarter of 2015.

•
The Company recognized mine operating earnings of $9.9 million compared to mine operating loss of $3.9 million in the fourth quarter of 2015. The increase in mine operating earnings was driven by a 12% increase in silver prices, partially offset by a 9% decrease in production.

•
The Company generated net earnings of $1.8 million (EPS of $0.01) compared to a net loss of $103.0 million (loss per share of $0.66) in the fourth quarter of 2015. In 2015, the Company recorded an impairment charge of $108.4 million, or $70.2 million net of tax, on certain operations and development projects due to the decline in market consensus on long-term silver price forecasts during 2015 and the consequential impact on the Company's Reserves and Resources.

•
Cash flow from operations before movements in working capital and income taxes in the quarter was $23.4 million ($0.14 per share) compared to $17.5 million ($0.11 per share) in the fourth quarter of 2015.

First Majestic Silver Corp. 2016 Annual Report	Page 7

2017 PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management’s production outlook and cost guidance for 2017. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this MD&A. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

The Company anticipates 2017 silver production will range between 11.1 to 12.4 million ounces (or 16.6 to 18.5 million silver equivalent ounces), representing consistent silver production compared to 2016 and a slightly lower production of silver equivalent ounces primarily due to decreased by-product credits expected at Santa Elena and La Parrilla.

A mine-by-mine breakdown of the 2017 production guidance is included in the table below. Cash cost and AISC guidance is shown per payable silver ounce. Metal price and foreign currency assumptions for calculating silver equivalent ounces are: silver: $16.50/oz, gold: $1,200/oz, lead: $1.00/lb, zinc: $1.20/lb, MXN:USD 20:1.

Mine	Silver Oz (M)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)
Santa Elena	2.6 - 2.9	5.4 - 6.0	0.90 - 1.46	6.22 - 7.24
La Encantada	2.6 - 2.9	2.6 - 2.9	9.83 - 10.17	12.35 - 12.90
La Parrilla	1.9 - 2.1	2.9 - 3.2	6.45 - 6.84	10.79 - 11.55
Del Toro	1.3 - 1.4	2.3 - 2.6	4.90 - 5.35	10.38 - 11.30
San Martin	1.8 - 2.0	2.0 - 2.2	8.31 - 8.66	11.77 - 12.41
La Guitarra	0.9 - 1.1	1.4 - 1.6	6.35 - 6.75	14.37 - 15.45
Consolidated	11.1 - 12.4	16.6 - 18.5	$6.06 - $6.48	$11.96 - $12.88
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Consolidated AISC includes general and administrative cost estimates and non-cash costs of $1.99 to $2.20 per payable silver ounce.

The Company is projecting its 2017 AISC, as defined by the World Gold Council ("WGC"), to be within a range of $11.96 to $12.88 consolidated on a per payable silver ounce basis. Excluding non-cash items, the Company anticipates its 2017 AISC to be within a range of $11.36 to $12.21 per payable silver ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation	FY 2017 ($/oz)
Total Cash Costs per Payable Silver Ounce (1)	6.06 - 6.48
General and Administrative Costs	1.38 - 1.53
Sustaining Development Costs	1.94 - 2.10
Sustaining Property, Plant and Equipment Costs	1.53 - 1.66
Sustaining Exploration Costs	0.45 - 0.48
Share-based Payments (non-cash)	0.53 - 0.59
Accretion of Reclamation Costs (non-cash)	0.07 - 0.08
All-In Sustaining Costs: (WGC definition)	$11.96 - $12.88
All-In Sustaining Costs: (WGC excluding non-cash items)	$11.36 - $12.21

1.	The cash cost per payable silver ounce includes estimated royalties and 0.5% mining environmental fee of $0.12 per ounce.

First Majestic Silver Corp. 2016 Annual Report	Page 8

In 2017, the Company plans to invest a total of $124.0 million on capital expenditures consisting of $46.2 million for sustaining requirements and $77.8 million for expansionary projects. This represents a 40% increase compared to the 2016 capital budget and is aligned with the Company’s future growth strategy of developing additional mine production levels at each of the Company’s operations, preparing for the upcoming expansion at La Guitarra, completing the roasting circuit and preparing for block caving at La Encantada, in addition to the exploration work at Plomosas which is expected to result in a new Preliminary Economic Assessment ("PEA") in 2018.
The Company is planning to complete a total of 74,850 metres of underground development in 2017, representing a 51% increase compared to 49,428 metres completed in 2016. In addition, the Company is planning to complete a total of 183,000 metres of exploration drilling in 2017, representing an 85% increase compared to 98,678 metres completed in 2016.
The 2017 drilling program will consist of approximately 43,000 metres of diamond drilling intended to upgrade Resources to Reserves at La Parrilla, Del Toro, La Guitarra and Santa Elena; approximately 100,000 metres of diamond drilling intended to increase or add new Measured & Indicated or Inferred Resources at the six operating mines, with a focus at Nazareno in La Guitarra and the Ermitaño West project in Santa Elena; and drill approximately 40,000 metres at the Plomosas Silver Project.
The 2017 annual budget includes capital investments totaling $53.3 million to be spent on underground development, $33.2 million towards property, plant and equipment, $27.0 million in exploration and $10.5 million towards corporate automation and efficiency projects. Management has the option to make adjustments to the budget should metal prices have any dramatic price changes throughout 2017.

First Majestic Silver Corp. 2016 Annual Report	Page 9

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2016				2015
Production Highlights	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ore processed/tonnes milled
La Encantada	235,039	247,858	209,039	189,140	242,109	252,377	189,811	167,270
La Parrilla	153,309	147,414	157,871	151,916	149,504	166,815	178,736	172,647
Del Toro	82,767	86,646	80,739	86,869	111,448	124,093	162,089	157,934
San Martin	76,848	75,228	69,863	75,863	83,442	87,883	89,506	88,362
La Guitarra	38,422	39,092	34,917	43,265	42,249	43,864	42,494	45,396
Santa Elena	257,771	241,996	245,753	242,539	254,625	—	—	—
Consolidated	844,155	838,233	798,182	789,591	883,377	675,032	662,637	631,609
Silver equivalent ounces produced
La Encantada	569,504	687,841	623,070	832,957	716,023	669,994	605,299	548,124
La Parrilla	699,497	739,026	948,552	1,001,359	1,051,679	919,167	985,107	1,080,445
Del Toro	680,802	707,524	682,443	578,556	586,672	750,458	1,159,484	1,327,628
San Martin	573,349	562,096	492,669	580,922	576,675	766,733	696,580	682,071
La Guitarra	386,713	397,627	375,464	363,884	382,953	451,684	356,089	267,002
Santa Elena	1,470,612	1,430,506	1,559,410	1,725,417	1,506,405	—	—	—
Consolidated	4,380,477	4,524,619	4,681,608	5,083,095	4,820,408	3,558,035	3,802,558	3,905,270
Silver ounces produced
La Encantada	567,930	685,478	622,321	830,787	714,057	668,124	602,869	544,735
La Parrilla	497,466	547,913	599,526	575,969	605,605	585,414	620,839	622,237
Del Toro	343,894	446,137	399,520	311,400	331,225	424,413	664,969	841,026
San Martin	510,423	500,441	411,686	480,413	485,227	642,473	597,328	571,937
La Guitarra	239,788	263,235	206,262	214,312	245,358	272,885	230,499	196,920
Santa Elena	660,207	671,423	605,615	661,292	673,969	—	—	—
Consolidated	2,819,708	3,114,627	2,844,930	3,074,173	3,055,442	2,593,309	2,716,503	2,776,855
Cash cost per ounce
La Encantada	$13.87	$11.20	$12.41	$8.49	$11.00	$12.64	$14.65	$14.27
La Parrilla	$10.22	$7.70	$7.33	$5.39	$7.18	$10.11	$10.72	$7.75
Del Toro	$2.80	$3.41	$7.90	$9.52	$9.25	$8.91	$4.34	$5.09
San Martin	$6.94	$7.05	$8.67	$5.83	$7.20	$5.62	$6.25	$6.29
La Guitarra	$7.74	$6.93	$5.93	$8.27	$7.02	$3.62	$6.74	$11.28
Santa Elena	($1.43)	($0.81)	($2.86)	($3.34)	($2.84)	$—	$—	$—
Consolidated	$6.49	$5.84	$6.41	$5.00	$6.04	$8.77	$8.74	$8.22
All-in sustaining cost per ounce
La Encantada	$16.53	$12.81	$13.85	$9.33	$14.29	$16.01	$18.32	$17.85
La Parrilla	$15.34	$10.65	$9.43	$7.06	$9.98	$14.43	$14.48	$12.58
Del Toro	$8.43	$6.01	$10.05	$10.76	$11.30	$11.89	$6.97	$7.25
San Martin	$10.01	$9.92	$10.20	$7.52	$9.83	$8.87	$9.62	$8.69
La Guitarra	$15.99	$13.60	$10.34	$12.91	$14.24	$9.68	$13.32	$17.71
Santa Elena	$1.64	$1.82	$1.81	$1.68	$1.44	$—	$—	$—
Consolidated	$12.90	$10.52	$10.97	$8.97	$11.28	$14.41	$14.49	$13.88
Production cost per tonne
La Encantada	$32.96	$30.18	$35.13	$34.91	$30.92	$31.93	$44.21	$43.96
La Parrilla	$41.92	$41.20	$37.12	$35.29	$38.99	$40.61	$46.49	$42.64
Del Toro	$52.45	$48.15	$52.95	$53.30	$45.22	$47.58	$42.99	$47.87
San Martin	$56.70	$59.39	$65.75	$53.32	$54.22	$58.71	$56.09	$58.06
La Guitarra	$78.31	$79.68	$87.01	$66.88	$57.02	$52.92	$54.58	$48.88
Santa Elena	$37.57	$44.75	$43.89	$42.05	$44.45	$—	$—	$—
Consolidated	$42.13	$43.11	$44.97	$42.72	$41.44	$41.81	$46.80	$46.90

First Majestic Silver Corp. 2016 Annual Report	Page 10

Operating Results – Consolidated Operations

Key Performance Metrics	2016-Q4	2016-Q3	2016-Q2	2016-Q1	2016	2015	Change Q4 vs Q3	Change '16 vs '15
Production
Ore processed/tonnes milled	844,155	838,233	798,182	789,591	3,270,162	2,852,655	1%	15%
Average silver grade (g/t)	137	150	148	161	149	168	(9%)	(11%)
Recovery (%)	76%	77%	75%	75%	76%	72%	(1%)	6%

Total silver ounces produced	2,819,708	3,114,627	2,844,930	3,074,173	11,853,438	11,142,109	(9%)	6%
Total payable silver ounces produced	2,755,180	3,041,841	2,762,703	2,993,547	11,553,271	10,755,381	(9%)	7%
Gold ounces produced	14,743	14,452	16,371	16,870	62,436	25,467	2%	145%
Pounds of lead produced	7,684,876	8,038,206	8,825,234	8,637,429	33,185,745	40,149,170	(4%)	(17%)
Pounds of zinc produced	1,190,713	1,519,143	3,837,301	4,030,810	10,577,967	17,524,223	(22%)	(40%)
Total production - ounces silver equivalent	4,380,477	4,524,619	4,681,608	5,083,095	18,669,800	16,086,271	(3%)	16%

Underground development (m)	14,918	12,764	11,738	10,007	49,428	37,578	17%	32%
Diamond drilling (m)	35,247	36,290	19,342	6,697	97,576	36,098	(3%)	170%

Costs
Mining cost per ounce	$4.79	$4.14	$4.71	$4.10	$4.42	$4.17	16%	6%
Milling cost per ounce	5.27	5.29	5.63	5.07	5.31	5.20	0%	2%
Indirect cost per ounce	2.85	2.44	2.65	2.10	2.50	2.30	17%	9%
Total production cost per ounce	$12.91	$11.87	$12.99	$11.27	$12.23	$11.67	9%	5%
Transport and other selling costs per ounce	0.23	0.26	0.40	0.40	0.33	0.49	(12%)	(33%)
Smelting and refining costs per ounce	1.63	1.53	2.31	2.16	1.91	2.63	7%	(27%)
Environmental duty and royalties per ounce	0.12	0.13	0.12	0.11	0.12	0.11	(8%)	9%
Cash cost per ounce before by-product credits	$14.89	$13.79	$15.83	$13.94	$14.59	$14.89	8%	(2%)
Deduct: By-product credits	(8.41)	(7.96)	(9.41)	(8.95)	(8.67)	(7.02)	6%	24%
Cash cost per ounce	$6.49	$5.84	$6.41	$5.00	$5.92	$7.87	11%	(25%)

Workers’ Participation	0.29	0.18	0.14	0.04	0.17	0.05	61%	240%
General and administrative expenses	1.68	1.43	1.56	1.22	1.47	1.51	17%	(3%)
Share-based payments	0.40	0.35	0.39	0.38	0.38	0.46	14%	(17%)
Accretion of decommissioning liabilities	0.07	0.07	0.08	0.07	0.07	0.08	0%	(13%)
Sustaining capital expenditures	3.97	2.64	2.38	2.25	2.79	3.47	50%	(20%)
All-In Sustaining Costs per ounce	$12.90	$10.52	$10.97	$8.97	$10.79	$13.43	23%	(20%)

Mining cost per tonne	$15.62	$15.01	$16.31	$15.54	$15.62	$15.73	4%	(1%)
Milling cost per tonne	17.21	19.49	19.50	19.21	18.77	19.59	(12%)	(4%)
Indirect cost per tonne	9.30	8.60	9.16	7.97	8.83	8.67	8%	2%
Total production cost per tonne	$42.13	$43.11	$44.97	$42.72	$43.22	$43.98	(2%)	(2%)

Production

In 2016, the Company achieved record production of 18,669,800 silver equivalent ounces, comprising of 11,853,438 ounces of silver, 62,436 ounces of gold, 33,185,745 pounds of lead and 10,577,967 pounds of zinc. Total production increased 16% compared to the previous year primarily due to the addition of the Santa Elena mine in the fourth quarter of 2015, partially offset by lower by-product production from Del Toro and La Parrilla.

Total production for the quarter was 4,380,477 silver equivalent ounces, consisted of 2,819,708 ounces of silver, 14,743 ounces of gold, 7,684,876 pounds of lead and 1,190,713 pounds of zinc. Compared to the third quarter, silver production decreased 9% primarily attributed to a 9% decrease in average silver grade.

Cash Cost per Ounce

Cash cost per ounce for the year was $5.92, a 25% decrease from $7.87 per ounce in the prior year. The decrease in cash cost per ounce was attributed to ongoing company‐wide cost reduction efforts and a focus on producing profitable ounces, a decrease in smelting and refining costs as a result of renegotiated sales agreements that were effective on July 1, 2016,

First Majestic Silver Corp. 2016 Annual Report	Page 11

weakening of the Mexican pesos against the U.S. dollars, as well as the addition of the Santa Elena Silver/Gold Mine which became the lowest cost mine in the Company's portfolio.

Cash cost per ounce (after by-product credits) for the quarter was $6.49 per payable ounce of silver, an increase of 11% from $5.84 per ounce in the third quarter of 2016. The increase in cash cost per ounce was primarily the result of lower silver grades leading to lower silver production and higher mining contractor costs attributed to ore development activities at the Santa Elena mine. Total tonnes milled and production cost per tonne remained relatively unchanged when compared to the previous quarter.

All-In Sustaining Cost per Ounce

AISC per ounce in 2016 was $10.79, a decrease of 20% or $2.64 per ounce compared to the previous year. The decrease in AISC per ounce was reflective of the Company's ongoing effort to reduce production costs and capital expenditures, the weakening of the Mexican pesos against the U.S. dollars, as well as the addition of the Santa Elena mine.

AISC in the fourth quarter was $12.90, an increase of 23% or $2.38 per ounce compared to the previous quarter. The increase in AISC was primarily attributed to increase in sustaining capital expenditures to catch up with program targets and higher cash cost per ounce.

Head Grades and Recoveries
The overall silver head grade in 2016 was 149 grams per tonne ("g/t"), an 11% decrease compared to 168 g/t in the previous year, primarily due to Santa Elena's reprocessing lower grade heap leach material blended with freshly mined underground ore. The lower silver head grades were offset by higher by-product credits from gold grades at Santa Elena.

The overall average silver head grade for the quarter was 137 g/t, a decrease of 9% from 150 g/t in the third quarter of 2016. The slight decrease in silver grades is primarily due to lower grades at Del Toro in the month of October due to limited production at the high grade Dolores mine. As a result, the Company increased production rates at the San Juan mine to offset the decrease in ore production from Dolores. Beginning in November, production at the Dolores mine returned to normal operating levels. Average silver grade at La Encantada also experienced a 9% decrease compared to the prior quarter primarily due to the continued blending of ore from old stopes, stockpiles and the recovery of pillars. Grades are expected to improve towards the end of 2017 following the start of block caving production within the San Javier Breccia.

Silver recoveries for the year also improved to 76%, compared to 72% in the previous year. Improvements in recoveries were primarily attributed to full year of operations from Santa Elena with higher recoveries as well as higher recoveries at San Martin due to improvements in mining dilution control and continuous optimization of metallurgical processes. Combined recoveries of silver for all mines in the quarter was 76% which were consistent with the previous quarter.

Development and Exploration

During 2016, the Company expanded its development program to support underground mining activities. As a result, a total of 49,428 metres of underground development was completed, a 32% increase from 37,578 metres developed in 2015. A total of 14,918 metres of underground development was completed during the quarter, compared to 12,764 metres developed in the previous quarter. The increase in mine development compared to the previous quarter was due to acceleration of development activities to catch up with program targets.

At the end of the year, a total of 19 drill rigs were active at the Company’s six operating mines compared to seven in 2015. During 2016, a total of 97,576 metres were drilled compared to 36,098 metres in 2015. In the fourth quarter, a total of 35,247 metres were drilled compared to 36,290 metres drilled in the third quarter of 2016. A substantial portion of the current drilling and development is for the purpose of updating Mineral Reserves and Resources which the Company expects to release in late March 2017. In addition, updated NI 43-101 Technical Reports for San Martin, Del Toro and La Parrilla are expected to be released in the first half of 2017.

First Majestic Silver Corp. 2016 Annual Report	Page 12

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 km northeast of the city of Hermosillo, Sonora, Mexico and is comprised of mining concessions over a total of 51,172 hectares. First Majestic acquired the Santa Elena mine with the acquisition of SilverCrest Mines Inc. (“SilverCrest”) on October 1, 2015. The operating plan for Santa Elena involves the processing of ore in the 3,000 tpd cyanidation circuit from a combination of underground reserves, remaining reserves in the open pit, and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2016-Q4	2016-Q3	2016-Q2	2016-Q1	2016	2015	Change Q4 vs Q3	Change '16 vs '15
PRODUCTION
Ore processed/tonnes milled	257,771	241,996	245,753	242,539	988,060	254,625	7%	288%
Average silver grade (g/t)	89	95	86	98	92	96	(6%)	(4%)
Recovery (%)	89%	91%	89%	87%	89%	86%	(2%)	3%

Total silver ounces produced	660,207	671,423	605,615	661,292	2,598,537	673,969	(2%)	286%
Total payable silver ounces produced	659,216	670,416	604,707	660,300	2,594,639	672,959	(2%)	286%
Gold ounces produced	11,430	11,156	12,704	13,383	48,674	11,110	2%	338%
Total production - ounces silver equivalent	1,470,612	1,430,506	1,559,410	1,725,417	6,185,945	1,506,405	3%	311%

Underground development (m)	3,029	2,444	2,931	2,480	10,885	1,738	24%	526%
Diamond drilling (m)	5,391	3,520	3,509	146	12,566	198	53%	6,246%

COST
Mining cost per ounce	$6.28	$5.69	$6.27	$4.75	$5.74	$6.02	10%	(5%)
Milling cost per ounce	6.17	8.48	9.58	9.02	8.29	8.60	(27%)	(4%)
Indirect cost per ounce	2.24	1.98	1.99	1.68	1.97	2.20	13%	(10%)
Total production cost per ounce	$14.69	$16.15	$17.84	$15.44	$15.99	$16.82	(9%)	(5%)
Transport and other selling costs per ounce	0.12	0.16	0.17	0.15	0.15	0.14	(25%)	7%
Smelting and refining costs per ounce	0.26	0.25	0.24	0.33	0.27	0.46	4%	(41%)
Environmental duty and royalties per ounce	0.18	0.19	0.20	0.19	0.19	0.21	(5%)	(10%)
Cash cost per ounce before by-product credits	$15.26	$16.75	$18.45	$16.12	$16.61	$17.63	(9%)	(6%)
Deduct: By-product credits	(16.69)	(17.56)	(21.31)	(19.46)	(18.70)	(20.47)	(5%)	(9%)
Cash cost per ounce	($1.43)	($0.81)	($2.86)	($3.34)	($2.09)	($2.84)	77%	(26%)

Accretion of decommissioning liabilities	0.05	0.05	0.06	0.06	0.05	0.14	—%	(64%)
Sustaining capital expenditures	3.18	2.58	4.62	4.96	3.81	4.14	23%	(8%)
All-In Sustaining Costs per ounce	$1.64	$1.82	$1.81	$1.68	$1.75	$1.44	(10%)	22%

Mining cost per tonne	$16.05	$15.77	$15.43	$12.92	$15.06	$15.90	2%	(5%)
Milling cost per tonne	15.78	23.48	23.57	24.56	21.76	22.73	(33%)	(4%)
Indirect cost per tonne	5.74	5.50	4.89	4.56	5.18	5.82	4%	(11%)
Total production cost per tonne	$37.57	$44.75	$43.89	$42.05	$42.00	$44.45	(16%)	(6%)

During Santa Elena's first full year under First Majestic's management, the mine produced a record 2,598,537 silver ounces and 48,674 ounces of gold for an annual production of 6,185,945 silver equivalent ounces and has become the Company's largest operation. The mill processed a total of 988,060 tonnes during the year, consisting of 570,722 tonnes of underground ore (58%) and 417,338 tonnes from the above ground heap leach pad (42%).

Full year cash cost for Santa Elena was negative $2.09 per ounce, an increase of $0.75 compared to the prior year. The increase was primarily due to lower by-product credits, partially offset by lower production costs.

During the fourth quarter, Santa Elena produced 660,207 silver ounces and 11,430 ounces of gold for a total quarterly production of 1,470,612 silver equivalent ounces, an increase of 3% compared to 1,430,506 silver equivalent ounces in the previous quarter.

Silver grade and recoveries were 89 g/t and 89%, respectively, down from 95 g/t and 91%, respectively, compared to the previous quarter. Gold grades and recoveries averaged 1.45 g/t and 95%, respectively, compared to 1.51 g/t and 95% in the

First Majestic Silver Corp. 2016 Annual Report	Page 13

previous quarter. Compared to the previous quarter, silver grades decreased slightly due to mining of lower grade pockets within the ore body as part of the planned mining sequence. The decrease in recoveries were attributed to lower head grades.

The mill processed a total of 257,771 tonnes during the quarter, consisting of 172,061 tonnes (1,870 tpd) of underground ore and 85,710 tonnes (932 tpd) from the above ground heap leach pad, representing an increase of 7% compared to the prior quarter. During the third quarter, the Company modified the production ratio of underground ore to the reprocessing of ore from the heap leach pad with the intent of achieving higher production rates from the Alejandra vein. As a result, production of underground ore increased to a rate of 1,750 tpd while reducing heap leach production to 1,000 tpd.

Cash cost in the fourth quarter was negative $1.43 per payable silver ounce compared to negative $0.81 per payable silver ounce in the previous quarter, primarily due to an increase of $1.5 million in diesel credits issued by the Mexican tax authorities. The diesel credits are only available to the extent of income taxes payable to the Mexican tax authorities. Prior to the fourth quarter, the majority of income taxes payable by Santa Elena was offset by prior years' tax losses carry-forward. Also, cash cost benefited from the weakening of the Mexican pesos against U.S. dollars.

A total of 3,029 metres of underground development was completed in the fourth quarter compared to 2,444 metres of development in the previous quarter. At the end of the quarter, total development of the new San Salvador ramp reached 1,486 metres, or 65% of the 2,300 metre development plan. The new ramp is scheduled to connect to the Main Vein area along level 575 by April 2017. Once the ramp is completed, it is expected to improve underground production capacity by reducing haulage bottlenecks.

One surface and one underground drill rig were active on the Santa Elena property during the quarter with 5,391 metres drilled compared to 3,520 metres drilled in the previous quarter. The Company received assay results from the first four holes of a ten hole diamond drill program at the Ermitaño West property during the quarter. The results confirm the target structure was intersected in all four holes. Highlights include: Hole 16-04 intersected 17.9 metres averaging 11.4 g/t gold and 86 g/t silver, including 3.3 metres of 34.6 g/t gold and 242 g/t silver, at a depth of 194 metres below surface. True thickness is estimated to be 70% - 90% of reported intervals. This new discovery is located only 3.5 kilometres southeast of the Santa Elena mine. The Company anticipates the results from the remaining six drill holes by the end of March 2017.

The Santa Elena mine has a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from a designated area of its underground operations over the life of mine to Sandstorm. The selling price is based on the lower of the prevailing market price or $350 per ounce until fulfillment of 50,000 ounces, after which the price will increase to the lower of the prevailing market price or $450 per ounce, adjusted for a 1% annual inflation commencing in April 2014. As at December 31, 2016, the Santa Elena mine has delivered 42,722 cumulative ounces of gold to Sandstorm.

In December 2016, the Company entered into an option agreement with Compania Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire 5,802 hectares of mining concessions adjacent to the Santa Elena mine. In exchange, First Majestic has agreed to incur $1.6 million in exploration costs on the property over four years, a 2.5% NSR royalty on the related concessions, and to pay $1.4 million in cash, of which $0.1 million was due on or before the date of agreement (paid), $0.2 million in December 2017, $0.2 million in December 2018, $0.3 million in December 2019 and $0.7 million in December 2020, respectively.

First Majestic Silver Corp. 2016 Annual Report	Page 14

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, a central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

LA PARRILLA	2016-Q4	2016-Q3	2016-Q2	2016-Q1	2016	2015	Change Q4 vs Q3	Change '16 vs '15
PRODUCTION
Ore processed/tonnes milled	153,309	147,414	157,871	151,916	610,509	667,702	4%	(9%)
Average silver grade (g/t)	130	146	143	144	140	145	(11%)	(3%)
Recovery (%)	78%	79%	83%	82%	81%	78%	(1%)	4%

Total silver ounces produced	497,466	547,913	599,526	575,969	2,220,874	2,434,095	(9%)	(9%)
Total payable silver ounces produced	466,385	515,961	553,123	527,922	2,063,392	2,231,443	(10%)	(8%)
Gold ounces produced	260	296	230	223	1,009	1,161	(12%)	(13%)
Pounds of lead produced	1,856,882	2,129,908	2,894,123	3,767,247	10,648,161	10,441,510	(13%)	2%
Pounds of zinc produced	1,190,713	1,519,143	3,837,301	4,030,810	10,577,967	17,524,223	(22%)	(40%)
Total production - ounces silver equivalent	699,497	739,026	948,552	1,001,359	3,388,434	4,036,398	(5%)	(16%)

Underground development (m)	3,181	2,612	1,834	1,790	9,416	7,371	22%	28%
Diamond drilling (m)	5,665	5,115	3,030	1,517	15,326	9,750	11%	57%

COST
Mining cost per ounce	$6.04	$4.95	$4.45	$4.38	$4.92	$4.93	22%	—%
Milling cost per ounce	4.46	4.15	3.83	3.88	4.07	5.30	7%	(23%)
Indirect cost per ounce	3.28	2.67	2.31	1.90	2.51	2.44	23%	3%
Total production cost per ounce	$13.78	$11.77	$10.60	$10.15	$11.50	$12.67	17%	(9%)
Transport and other selling costs per ounce	0.29	0.35	0.58	0.85	0.53	0.90	(17%)	(41%)
Smelting and refining costs per ounce	2.85	2.86	4.77	6.24	4.23	5.33	—%	(21%)
Environmental duty and royalties per ounce	0.16	0.20	0.15	0.12	0.16	0.16	(20%)	—%
Cash cost per ounce before by-product credits	$17.08	$15.19	$16.09	$17.36	$16.42	$19.06	12%	(14%)
Deduct: By-product credits	(6.86)	(7.49)	(8.76)	(11.97)	(8.84)	(10.11)	(8%)	(13%)
Cash cost per ounce	$10.22	$7.70	$7.33	$5.39	$7.58	$8.95	33%	(15%)

Workers’ Participation	0.14	0.13	0.36	—	0.16	—	8%	100%
Accretion of decommissioning liabilities	0.06	0.06	0.06	0.06	0.06	0.07	—%	(14%)
Sustaining capital expenditures	4.91	2.76	1.67	1.61	2.66	3.85	78%	(31%)
All-In Sustaining Costs per ounce	$15.34	$10.65	$9.43	$7.06	$10.47	$12.88	44%	(19%)

Mining cost per tonne	$18.38	$17.32	$15.61	$15.22	$16.62	$16.48	6%	1%
Milling cost per tonne	13.57	14.53	13.42	13.48	13.74	17.72	(7%)	(22%)
Indirect cost per tonne	9.97	9.34	8.09	6.59	8.49	8.15	7%	4%
Total production cost per tonne	$41.92	$41.20	$37.12	$35.29	$38.85	$42.35	2%	(8%)

Total production for the year was 3,388,434 silver equivalent ounces, a decrease of 16% compared to 4,036,398 equivalent ounces of silver in the previous year, primarily due to lower zinc production. During the year, the flotation circuit processed 416,572 tonnes with an average silver grade of 152 g/t and an 86% recovery and the cyanidation circuit processed 193,937 tonnes with an average silver grade of 115 g/t and a 66% recovery. The decrease in production was primarily attributed to lower zinc production from the flotation circuit due to the depletion of sulphide reserves in the Rosario mine and delay in the preparation of new sulphide stopes in the Quebradillas mine.

First Majestic Silver Corp. 2016 Annual Report	Page 15

Cash cost for the year was $7.58 per ounce, a 15% decrease compared to $8.95 in the prior year. The improvement in cash costs was attributed to a decrease in smelting and refining costs as a result of renegotiated sales agreements that were effective on July 1, 2016 and management’s decision to focus on mining profitable ounces, leaving higher cost ounces in the ground. The decision has resulted in the planned reduction of throughput in the cyanidation circuit and significant savings in contractor, electricity, reagents and maintenance costs.

In the fourth quarter, total production from the La Parrilla mine was 699,497 silver equivalent ounces, a decrease of 5% compared to 739,026 equivalent ounces of silver in the previous quarter. During the quarter, the flotation circuit processed 98,546 tonnes (1,071 tpd) with an average silver grade of 138 g/t and an 83% recovery while the cyanidation circuit processed 54,762 tonnes (595 tpd) with an average silver grade of 114 g/t and a 68% recovery.

During the quarter, the lead circuit processed an average lead grade of 1.2% with recoveries of 74% for a total lead production of 1,856,882 pounds, representing a 13% decrease compared to the previous quarter. The zinc circuit processed an average zinc grade of 1.0% with recoveries of 54% for a total zinc production of 1,190,713 pounds, representing a 22% decrease compared to the previous quarter. The decrease in lead and zinc production are primarily attributed to lower head grades.

Cash cost in the quarter was $10.22 per ounce, an increase of 33% compared to the previous quarter. The increase in cash costs was primarily attributed to increase in shotcreting to improve safety conditions in the Quebradillas and San Marcos areas, as well as lower by-product credits from reduced lead and zinc production.

A total of 3,181 metres of underground development was completed in the quarter, compared to 2,612 metres in the third quarter of 2016. A total of 5,665 metres of diamond drilling was completed in the quarter compared to 5,115 metres of diamond drilling in the third quarter of 2016. Three underground drill rigs were active during the quarter as the focus of the 2016 exploration program is on the Quebradillas mine, Intermedia veins and the San Nicolas system, where drilling results have indicated potential for the lateral and in-depth extension of known structures.

First Majestic Silver Corp. 2016 Annual Report	Page 16

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. La Encantada consists of a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and the infrastructure required for such an operation. The mine is accessible via a 1.5 hour flight from Torreon, Coahuila to the mine’s private airstrip or via a mostly paved road from the closest town, Muzquiz, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2016-Q4	2016-Q3	2016-Q2	2016-Q1	2016	2015	Change Q4 vs Q3	Change '16 vs '15
PRODUCTION
Ore processed/tonnes milled	235,039	247,858	209,039	189,140	881,075	851,567	(5%)	3%
Average silver grade (g/t)	132	145	169	224	164	161	(9%)	2%
Recovery (%)	57%	59%	55%	61%	58%	57%	(3%)	2%

Total silver ounces produced	567,930	685,478	622,321	830,787	2,706,516	2,529,785	(17%)	7%
Total payable silver ounces produced	565,659	682,736	619,832	827,464	2,695,690	2,519,666	(17%)	7%
Gold ounces produced	22	35	10	27	94	131	(37%)	(28%)
Total production - ounces silver equivalent	569,504	687,841	623,070	832,957	2,713,372	2,539,440	(17%)	7%

Underground development (m)	1,015	519	1,043	1,189	3,767	7,258	96%	(48%)
Diamond drilling (m)	4,197	3,681	3,062	—	10,939	11,266	14%	(3%)

COST
Mining cost per ounce	$2.80	$2.17	$2.95	$2.13	$2.47	$3.53	29%	(30%)
Milling cost per ounce	8.01	6.60	6.40	4.15	6.10	6.44	21%	(5%)
Indirect cost per ounce	2.89	2.18	2.49	1.70	2.25	2.45	33%	(8%)
Total production cost per ounce	$13.69	$10.95	$11.85	$7.98	$10.82	$12.42	25%	(13%)
Transport and other selling costs per ounce	(0.01)	0.04	0.27	0.20	0.13	0.22	(125%)	(41%)
Smelting and refining costs per ounce	0.20	0.21	0.29	0.31	0.26	0.36	(5%)	(28%)
Environmental duty and royalties per ounce	0.04	0.04	0.04	0.03	0.04	0.05	0%	(20%)
Cash cost per ounce before by-product credits	$13.92	$11.25	$12.45	$8.53	$11.25	$13.05	24%	(14%)
Deduct: By-product credits	(0.05)	(0.05)	(0.04)	(0.04)	(0.04)	(0.04)	0%	0%
Cash cost per ounce	$13.87	$11.20	$12.41	$8.49	$11.21	$13.01	24%	(14%)

Workers’ Participation	0.01	0.12	0.17	0.05	0.09	0.08	(92%)	13%
Accretion of decommissioning liabilities	0.08	0.07	0.08	0.06	0.07	0.08	14%	(13%)
Sustaining capital expenditures	2.57	1.41	1.19	0.73	1.39	3.30	82%	(58%)
All-In Sustaining Costs per ounce	$16.53	$12.81	$13.85	$9.33	$12.76	$16.47	29%	(23%)

Mining cost per tonne	$6.74	$5.99	$8.75	$9.32	$7.56	$10.44	13%	(28%)
Milling cost per tonne	19.27	18.17	18.99	18.17	18.66	19.05	6%	(2%)
Indirect cost per tonne	6.95	6.02	7.40	7.42	6.89	7.26	15%	(5%)
Total production cost per tonne	$32.96	$30.18	$35.13	$34.91	$33.11	$36.75	9%	(10%)

For the year, a total of 2,713,372 equivalent ounces of silver were produced by La Encantada, an increase of 7% compared to 2,539,440 equivalent ounces of silver in 2015. The increase in production was primarily due to a 3% increase in tonnes milled and modest improvements in average silver grade and recoveries.

Cash cost per ounce for the year was $11.21, a 14% reduction compared to $13.01 in the previous year. The decrease in cash cost per ounce was primarily attributed to savings in mining contractor costs, as the Company focused on mining profitable ounces by blending ore from old stopes, stockpiles, recovery of pillars and a portion of high grade narrow veins. Total production cost per tonne for the year was $33.11, which was 10% lower than the prior year.

During the fourth quarter, a total of 569,504 equivalent ounces of silver were produced by the La Encantada processing plant. Production in the quarter decreased by 17% compared to the third quarter of 2016, primarily due to a 5% decrease in tonnes milled and a 9% decrease in silver grades.

First Majestic Silver Corp. 2016 Annual Report	Page 17

Silver grades averaged 132 g/t during the quarter, a 9% decrease compared to the previous quarter primarily due to the continued blending of ore from old stopes, stockpiles and the recovery of pillars. Grades are expected to improve towards the end of 2017 following the start of block caving production within the San Javier Breccia.

Cash cost per ounce for the quarter was $13.87 compared to $11.20 in the previous quarter. The increase in cash cost per ounce compared to the previous quarter was primarily due to lower silver production. Total production cost per tonne for the quarter was $32.96, which was 9% higher than the third quarter of 2016.

The roasting project advanced in the fourth quarter with the completion of site preparations and civil works. The excavation work for the installation of the foundations is expected to begin in February 2017. Manufacturing of the new roasting kiln is now 32% complete and initial equipment shipments to site for assembly are expected to begin before the end of March 2017. The Company continues to anticipate the completion of this circuit by the fourth quarter of 2017. Once in full production, the Company expects to recover an additional 1.5 million ounces of silver per year from the reprocessing of above ground tailings. The Company estimates that there is a total of 4.1 million tonnes of tailings with an average silver grade of 110 g/t.

A total of 1,015 metres were developed underground in the quarter compared to 1,015 metres in the third quarter of 2016. Mine development efforts are currently focused on the preparation of block caving at the San Javier breccia and access to old back-fill areas in order to increase production of low-cost profitable ounces.

A total of 4,197 metres were drilled in the fourth quarter compared to 3,681 metres in the previous quarter. Three drill rigs are currently operating at La Encantada with focus on areas in close proximity to current operating areas. During the quarter, the Company completed a high resolution airborne magnetic survey covering over 8,000 metres at La Encantada. The geophysical work is currently being analyzed in preparation of additional brownfields and near mine exploration targets around the mine.

First Majestic Silver Corp. 2016 Annual Report	Page 18

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 14,251 hectares of mining claims and 209 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance. First Majestic owns 100% of the Del Toro Silver Mine.

DEL TORO	2016-Q4	2016-Q3	2016-Q2	2016-Q1	2016	2015	Change Q4 vs Q3	Change '16 vs '15
PRODUCTION
Ore processed/tonnes milled	82,767	86,646	80,739	86,869	337,020	555,564	(4%)	(39%)
Average silver grade (g/t)	157	195	192	143	171	172	(19%)	(1%)
Recovery (%)	82%	82%	80%	78%	81%	74%	0%	9%

Total silver ounces produced	343,894	446,137	399,520	311,400	1,500,951	2,261,633	(23%)	(34%)
Total payable silver ounces produced	326,209	422,965	378,405	294,943	1,422,523	2,142,105	(23%)	(34%)
Gold ounces produced	70	81	96	97	344	413	(14%)	(17%)
Pounds of lead produced	5,827,994	5,908,297	5,931,111	4,870,181	22,537,583	29,707,660	(1%)	(24%)
Total production - ounces silver equivalent	680,802	707,524	682,443	578,556	2,649,326	3,824,241	(4%)	(31%)

Underground development (m)	2,377	2,328	1,754	1,201	7,659	6,050	2%	27%
Diamond drilling (m)	3,614	6,643	3,306	1,278	14,839	9,470	(46%)	57%

COST
Mining cost per ounce	$5.45	$4.23	$4.98	$7.76	$5.44	$4.87	29%	12%
Milling cost per ounce	4.38	3.14	3.47	4.54	3.80	4.81	39%	(21%)
Indirect cost per ounce	3.48	2.50	2.85	3.40	3.00	2.21	39%	36%
Total production cost per ounce	$13.31	$9.87	$11.30	$15.70	$12.24	$11.89	35%	3%
Transport and other selling costs per ounce	0.70	0.60	0.77	0.92	0.73	0.78	17%	(6%)
Smelting and refining costs per ounce	5.86	4.41	6.80	6.35	5.78	5.14	33%	12%
Environmental duty and royalties per ounce	0.09	0.11	0.09	0.09	0.10	0.09	(18%)	11%
Cash cost per ounce before by-product credits	$19.96	$14.99	$18.96	$23.05	$18.85	$17.90	33%	5%
Deduct: By-product credits	(17.16)	(11.58)	(11.06)	(13.53)	(13.13)	(11.71)	48%	12%
Cash cost per ounce	$2.80	$3.41	$7.90	$9.52	$5.73	$6.19	(18%)	(7%)

Workers’ Participation	1.27	0.08	—	—	0.35	—	1,488%	100%
Accretion of decommissioning liabilities	0.11	0.09	0.10	0.13	0.10	0.07	22%	43%
Sustaining capital expenditures	4.25	2.44	1.92	1.11	2.44	2.37	74%	3%
All-In Sustaining Costs per ounce	$8.43	$6.01	$10.05	$10.76	$8.62	$8.63	40%	0%

Mining cost per tonne	$21.47	$20.65	$23.32	$26.33	$22.95	$18.77	4%	22%
Milling cost per tonne	17.27	15.32	16.25	15.41	16.04	18.55	13%	(14%)
Indirect cost per tonne	13.71	12.18	13.38	11.56	12.68	8.53	13%	49%
Total production cost per tonne	$52.45	$48.15	$52.95	$53.30	$51.67	$45.85	9%	13%

In 2016, Del Toro produced a total of 2,649,326 silver equivalent ounces, a 31% decrease compared to 3,824,241 ounces produced in the previous year. The mine processed 337,020 tonnes of ore with an average silver grade of 171 g/t during the year. Tonnes milled decreased by 39% year over year, as mining occurred in narrow veins of the Perseverancia mine and Lupita vein, as well as the lack of production from San Juan orebody #3 due to soft ground conditions and the presence of excess water. The decrease in throughput was partially offset by continuous improvements in dilution control and in mining and milling activities which contributed to a 9% increase in recoveries during the year.

For the year, cash cost per ounce was $5.73, a 7% decrease compared to $6.19 per ounce in the previous year. The improvement in cash cost per ounce was primarily attributed to headcount reduction and weakening of the Mexican pesos against U.S. dollars.

First Majestic Silver Corp. 2016 Annual Report	Page 19

During the fourth quarter, the Del Toro mine produced a total of 680,802 silver equivalent ounces, a 4% decrease compared to 707,524 ounces produced in the previous quarter, primarily due to lower average silver grades. The mine processed 82,767 tonnes of ore with an average silver grade of 157 g/t during the quarter. In the month of October, due to limited production at the high grade Dolores mine, the Company increased production rates at the San Juan mine to offset the decrease in ore production from Dolores. Beginning in November, production at the Dolores mine returned to normal operating levels.

Lead grades and recoveries averaged 4.6% and 70%, respectively, producing a total of 5,827,994 pounds of lead, consistent with the previous quarter.

Cash cost per ounce for the quarter was $2.80, an 18% reduction compared to $3.41 per ounce in the previous quarter. The improvement in cash cost per ounce was primarily attributed to an increase in by-product credits due to a 15% increase in lead prices compared to the previous quarter, as well as weakening of the Mexican pesos against U.S. dollars.

Total underground development at Del Toro in the current quarter was 2,377 metres, consistent with 2,328 metres in the third quarter of 2016.

At quarter end, three drill rigs were active at Del Toro and a total of 3,614 metres were completed compared to 6,643 metres in the previous quarter, a 46% decrease due to early completion of the 2016 drill program.

In September 2016, the Company entered into two agreements to acquire 1,223 hectares of mining concessions adjacent to the Del Toro Silver Mine. The total purchase price amounted to $3.6 million in cash, of which $1.2 million has been paid, $1.0 million is due in 2017, $1.0 million in 2018 and $0.4 million in 2019, respectively.

In October 2016, the Company entered into an agreement to acquire an additional 7,205 hectares of mining concessions near the Del Toro Silver Mine. The total purchase price amounted to $1.5 million, payable over six equal payments every six months. As at December 31, 2016, $0.3 million has been paid.

First Majestic Silver Corp. 2016 Annual Report	Page 20

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. The mine comprises of 33 contiguous mining concessions in the San Martin de Bolaños mining district that cover mineral rights for 37,518 hectares, including the application to acquire two new mining concessions covering 29,676 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 1,296 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres by air from Durango or 250 kilometres by paved road north of Guadalajara City. The San Martin mine is 100% owned by the Company.

SAN MARTIN	2016-Q4	2016-Q3	2016-Q2	2016-Q1	2016	2015	Change Q4 vs Q3	Change '16 vs '15
PRODUCTION
Ore processed/tonnes milled	76,848	75,228	69,863	75,863	297,802	349,193	2%	(15%)
Average silver grade (g/t)	254	246	219	243	241	260	3%	(7%)
Recovery (%)	81%	84%	84%	81%	83%	79%	(4%)	5%

Total silver ounces produced	510,423	500,441	411,686	480,413	1,902,963	2,296,965	2%	(17%)
Total payable silver ounces produced	509,913	499,941	411,274	479,933	1,901,060	2,293,525	2%	(17%)
Gold ounces produced	888	907	1,078	1,261	4,134	5,745	(2%)	(28%)
Total production - ounces silver equivalent	573,349	562,096	492,669	580,922	2,209,035	2,722,059	2%	(19%)

Underground development (m)	2,696	2,807	2,524	2,093	10,120	7,680	(4%)	32%
Diamond drilling (m)	7,069	7,817	4,137	3,113	22,135	3,640	(10%)	508%

COST
Mining cost per ounce	$3.01	$3.11	$4.17	$2.97	$3.28	$3.06	(3%)	7%
Milling cost per ounce	3.35	3.55	4.13	3.71	3.66	3.93	(6%)	(7%)
Indirect cost per ounce	2.18	2.28	2.88	1.75	2.25	1.65	(4%)	36%
Total production cost per ounce	$8.54	$8.94	$11.17	$8.43	$9.19	$8.65	(4%)	6%
Transport and other selling costs per ounce	0.15	0.20	0.29	0.26	0.22	0.19	(25%)	16%
Smelting and refining costs per ounce	0.19	0.20	0.23	0.24	0.22	0.24	(5%)	(8%)
Environmental duty and royalties per ounce	0.10	0.10	0.10	0.10	0.10	0.10	0%	0%
Cash cost per ounce before by-product credits	$8.99	$9.44	$11.79	$9.02	$9.72	$9.18	(5%)	6%
Deduct: By-product credits	(2.05)	(2.39)	(3.12)	(3.19)	(2.66)	(2.90)	(14%)	(8%)
Cash cost per ounce	$6.94	$7.05	$8.67	$5.83	$7.07	$6.29	(2%)	12%

Workers’ Participation	0.68	0.49	0.03	0.19	0.36	0.15	39%	140%
Accretion of decommissioning liabilities	0.06	0.07	0.08	0.07	0.07	0.06	(14%)	17%
Sustaining capital expenditures	2.33	2.32	1.42	1.42	1.90	2.73	0%	(30%)
All-In Sustaining Costs per ounce	$10.01	$9.92	$10.20	$7.52	$9.40	$9.22	1%	2%

Mining cost per tonne	$19.98	$20.68	$24.52	$18.77	$20.91	$20.09	(3%)	4%
Milling cost per tonne	22.24	23.58	24.30	23.48	23.38	25.84	(6%)	(10%)
Indirect cost per tonne	14.48	15.13	16.93	11.07	14.35	10.87	(4%)	32%
Total production cost per tonne	$56.70	$59.39	$65.75	$53.32	$58.64	$56.80	(5%)	3%

In 2016, San Martin produced 1,902,963 silver ounces and 4,134 ounces of gold for a total production of 2,209,035 silver equivalent ounces. Total production decreased 19% compared to the prior year primarily due to a 15% decrease in tonnes milled and a 7% decrease in silver grade, partially offset by a 5% increase in silver recoveries.

Cash cost per ounce for the year was $7.07, a 12% increase from the prior year primarily due to lower production.

For the quarter, the San Martin mine processed a total of 76,848 tonnes compared to 75,228 tonnes in the previous quarter. The average silver head grade was 254 g/t, an increase of 3% compared to the previous quarter. The increase in silver grades compared to the previous quarter were primarily the result of higher grade ore from the development of the La Hedionda vein.

First Majestic Silver Corp. 2016 Annual Report	Page 21

During the quarter, San Martin produced 510,423 silver ounces and 888 ounces of gold for a total production of 573,349 silver equivalent ounces. Total production increased 2% compared to the prior quarter primarily due to a 3% increase in silver grade and a 2% increase in tonnes milled.

Silver recovery in the quarter was 81%, a decrease of 4% compared to the previous quarter due to the increase in ore feed from the Veladora vein which has lower metallurgical recoveries. Following successful lab tests, the Company has begun the installation of oxygen injectors and lead nitrate into the processing leach tanks which is expected to increase metallurgical recoveries in 2017.

Cash cost per ounce of $6.94 in the fourth quarter was almost unchanged compared to $7.05 per ounce in the previous quarter.

The construction project for the dry stack filter press installation continued during the quarter. Detailed engineering work for the installation of the tailings filter presses were completed in the third quarter and the foundations were completed in the fourth quarter. At of the end of 2016, the project was 33% complete. The filter presses, which are designed to recover and re-use tailings solution and to save on water consumption, are expected to be installed and undergo testing in late March 2017.

A total of 2,696 metres of underground development was completed in the quarter compared to 2,807 metres of development in the previous quarter.

During the quarter, a total of 7,069 metres of diamond drilling were completed compared with 7,817 metres drilled in the previous quarter. At year end, two drill rigs were active at the San Martin property, focusing on upgrading and expanding resources in the Rosario, Guitarrona, Hedionda, Huichola and La Veladora veins. The 2017 exploration program will be focused on Rosario Norte, Intermedia, Huichola Norte and Pitayo veins.

First Majestic Silver Corp. 2016 Annual Report	Page 22

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, near Toluca, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and consists of a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra mine.

LA GUITARRA	2016-Q4	2016-Q3	2016-Q2	2016-Q1	2016	2015	Change Q4 vs Q3	Change '16 vs '15
PRODUCTION
Ore processed/tonnes milled	38,422	39,092	34,917	43,265	155,696	174,003	(2%)	(11%)
Average silver grade (g/t)	246	252	228	189	228	201	(2%)	13%
Recovery (%)	79%	83%	81%	82%	81%	84%	(5%)	(4%)

Total silver ounces produced	239,788	263,235	206,262	214,312	923,597	945,662	(9%)	(2%)
Total payable silver ounces produced	227,798	249,822	195,361	202,985	875,967	895,684	(9%)	(2%)
Gold ounces produced	2,073	1,977	2,253	1,878	8,181	6,907	5%	18%
Total production - ounces silver equivalent	386,713	397,627	375,464	363,884	1,523,688	1,457,728	(3%)	5%

Underground development (m)	2,620	2,055	1,652	1,254	7,581	7,481	27%	1%
Diamond drilling (m)	9,315	9,515	2,298	643	21,771	2,767	(2%)	687%

COST
Mining cost per ounce	$5.84	$5.63	$6.84	$6.66	$6.19	$3.88	4%	60%
Milling cost per ounce	3.12	2.70	3.45	3.00	3.05	3.03	16%	1%
Indirect cost per ounce	4.24	4.14	5.27	4.59	4.52	3.44	2%	31%
Total production cost per ounce	$13.20	$12.47	$15.55	$14.25	$13.76	$10.35	6%	33%
Transport and other selling costs per ounce	0.56	0.49	0.57	0.49	0.53	0.53	14%	0%
Smelting and refining costs per ounce	3.86	3.58	3.84	3.54	3.70	4.01	8%	(8%)
Environmental duty and royalties per ounce	0.15	0.16	0.17	0.14	0.15	0.13	(6%)	15%
Cash cost per ounce before by-product credits	$17.77	$16.70	$20.14	$18.42	$18.15	$15.02	6%	21%
Deduct: By-product credits	(10.04)	(9.77)	(14.21)	(10.15)	(10.92)	(8.16)	3%	34%
Cash cost per ounce	$7.73	$6.93	$5.93	$8.27	$7.23	$6.86	12%	5%

Workers’ Participation	(0.16)	0.65	0.12	—	0.17	—	(125%)	100%
Accretion of decommissioning liabilities	0.08	0.08	0.11	0.10	0.09	0.09	0%	0%
Sustaining capital expenditures	8.33	5.94	4.19	4.53	5.85	6.48	40%	(10%)
All-In Sustaining Costs per ounce	$15.98	$13.60	$10.34	$12.91	$13.33	$13.42	18%	(1%)

Mining cost per tonne	$34.65	$35.97	$38.25	$31.25	$34.84	$19.96	(4%)	75%
Milling cost per tonne	18.53	17.23	19.29	14.08	17.14	15.58	8%	10%
Indirect cost per tonne	25.14	26.47	29.47	21.55	25.45	17.73	(5%)	44%
Total production cost per tonne	$78.31	$79.68	$87.01	$66.88	$77.43	$53.27	(2%)	45%

During the year, La Guitarra produced 923,597 silver ounces and 8,181 gold ounces for a total annual production of 1,523,688 silver equivalent ounces, consistent with the prior year as a 13% increase in average silver grades was offset by an 11% decrease in tonnes milled.

For the year, cash cost was $7.23 per ounce, a 5% increase compared to the previous year. The increase in cash cost from the previous year was primarily attributed to an increase in mining costs related to development of narrow veins structures, partially offset by higher by-product credits from gold.

During the fourth quarter, La Guitarra produced a total of 386,713 silver equivalent ounces, consisting of 239,788 silver ounces and 2,073 gold ounces. Compared to the previous quarter, total production decreased by 3% due to a 2% decrease in average silver grades and a 2% decrease in tonnes milled.

Cash cost in this quarter was $7.74 per ounce, a 12% increase compared to the previous quarter. The increase in cash cost from the previous quarter was primarily attributed to lower by-product credits from decreased gold production.

First Majestic Silver Corp. 2016 Annual Report	Page 23

A total of 2,620 metres of underground development was completed during the quarter compared to 2,055 metres in the previous quarter. The 800 metre drift connecting the Soledad 1 and 2 veins, Nazareno vein and Coloso was completed. This newly completed drift will allow for further exploration drilling and development along these structures.

During the quarter, six drill rigs were active at the La Guitarra property and 9,315 metres of diamond drilling were completed compared to 9,515 metres during the previous quarter. The drilling program is currently focused on in-fill drilling at the Jessica and Joya Larga veins in order to confirm high grade resources both laterally and at depth to assist underground mining activities and further delineate Reserves and Resources, while the expansionary drilling program is focused on the Nazareno and Soledad veins.

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at the La Guitarra Silver Mine. The total purchase price amounted to $5.4 million, of which $5.2 million was to be settled in common shares of First Majestic and $0.2 million in cash. As at December 31, 2016, the Company has paid the $0.2 million and has issued $4.2 million in common shares. The remaining balance of $1.0 million in common shares will be issued in two equal annual payments in September 2017 and 2018, respectively, based on the Company’s five days volume weighted average market price at the time of the payments.

First Majestic Silver Corp. 2016 Annual Report	Page 24

DEVELOPMENT AND EXPLORATION PROJECTS

Plomosas Silver Project, Sinaloa, Mexico

The Plomosas Silver Project consists of 13 mining concessions covering 6,896 hectares, which includes the adjacent Rosario and San Juan historic mines located in the Sinaloa State, México.

The two key areas of interest within the property’s boundaries are the historic operations of the Rosario and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility for 120 persons, a 20 year surface rights agreement in good standing, a 30 year water use permit, a 60 kilometre 33 kilovolt power line, an infirmary, offices, shops and warehouses, and an assay lab. Extensive underground development pre-existing at the Rosario and San Juan mines will allow for easy access to mineralized zones. This existing development is expected to allow First Majestic to accelerate exploration and development in the future.

The Company is preparing the underground infrastructure, including dewatering and ventilation, in order to access and equip the three underground drilling stations. The Company completed 1,055 metres of diamond drilling at the Plomosas Silver Project during the fourth quarter, and will begin development of 520 metres of new crosscuts to prepare underground drilling stations to be used in 2017. Additionally, a high resolution airborne magnetic survey on the property was completed in order to define new exploration targets. A Light Detection and Ranging survey on 2,300 hectares will be carried out in order to define a high-resolution terrain elevation model. The Company is working toward obtaining permits for additional drilling on surface beginning in 2017.

Future plans include drilling and development in order to prepare a NI 43-101 Technical Report with resource estimates and a Preliminary Economic Assessment.

La Luz Silver Project, San Luis Potosi, México

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, México, near the village of Real de Catorce. The Company owns 100% of the La Luz project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. In July 2013, the Company completed the acquisition of an additional 21 hectares of surface rights covering 29 adjacent properties for $1.0 million. The total surface rights on different properties at La Luz amount to 26 hectares.

To date, the Company has completed a Baseline Study and the Geo-hydrologic Study. However, there has been opposition to mining in the La Luz area from certain indigenous people (Huicholes) and non-government organizations (“NGOs”). An injunction was placed by the Company to defend against the indigenous people’s attempts to obtain a constitutional decree to declare certain areas in San Luis Potosi as natural protected areas, including areas within which the La Luz mine has been duly granted mining concessions. The Company is currently addressing these constitutional legal matters in the Mexican courts. Three different legal orders to obtain approvals to present its final permit applications were submitted and one positive resolution was obtained, while the other orders remain in front of the court. There is currently no estimate of when a final resolution can be expected. The Company is ready to submit the Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies to government authorities once the courts resolve the outstanding constitutional matters. The Company is unable at this time to estimate when these legal constitutional matters will be resolved.

First Majestic Silver Corp. 2016 Annual Report	Page 25

OVERVIEW OF FINANCIAL PERFORMANCE

For the quarters ended December 31, 2016 and 2015 (in thousands of dollars, except for per share amounts):

	Fourth Quarter	Fourth Quarter
	2016	2015	Variance %

Revenues	$66,170	$66,012	—%	(1)
Mine operating costs
Cost of sales	37,346	39,479	(5)%	(2)
Depletion, depreciation and amortization	18,881	22,651	(17)%	(3)
	56,227	62,130	(10)%

Mine operating earnings	9,943	3,882	156%	(4)

General and administrative expenses	4,842	4,558	6%
Share-based payments	1,097	766	43%
Impairment of non-current assets	—	108,421	(100)%	(5)
Acquisition costs	—	2,054	(100)%	(6)
Foreign exchange loss	794	475	67%
Operating earnings (loss)	3,210	(112,392)	103%
Investment and other loss	(633)	(2,051)	(69)%	(7)
Finance costs	(1,045)	(1,445)	(28)%	(8)
Earnings (loss) before income taxes	1,532	(115,888)	101%
Current income tax expense	4,934	659	649%
Deferred income tax recovery	(5,216)	(13,586)	(62)%
Income tax recovery	(282)	(12,927)	(98)%	(9)
Net earnings (loss) for the period	$1,814	($102,961)	102%	(10)

Earnings (loss) per share (basic and diluted)	$0.01	($0.66)	102%	(10)

1.	Revenues in the quarter had a marginal increase compared to the same quarter of the previous year primarily attributed to:

•	average realized silver price of $17.10 per ounce in the quarter, an increase of 12% compared to $15.21 per ounce in the same quarter of the prior year; and

•
smelting and refining costs decreased from $6.8 million ($2.28 per ounce) to $4.5 million ($1.63 per ounce). The savings were attributed to the new smelting and refining agreements effective July 1, 2016;

offset by:

•	a 13% decrease in silver equivalent ounces sold compared to the fourth quarter of 2015, primarily attributed to lower production from the La Encantada mine and the La Parrilla mine.

2.	Cost of sales in the quarter decreased by 5% compared to the same quarter of the previous year as a result of the following factors:

•
weakening of the Mexican pesos against the U.S. dollar, as a significant portion of the Company’s operating costs are incurred in Mexican pesos, which weakened by 18% against the U.S. dollar compared to the fourth quarter of 2015; and

•
the Company’s ongoing effort to reduce costs through headcount reductions, renegotiating contractors and suppliers contracts, and realizing efficiencies, which resulted in cost reductions in mining contractors, mineral haulage, diesel and explosives.

First Majestic Silver Corp. 2016 Annual Report	Page 26

3.	The decrease in depletion, depreciation and amortization was attributed to a combination of the following:

•
Impairment charge on non-current assets recognized in the fourth quarter of 2015, which resulted in an $87.2 million decrease in depletable mining interests and depreciable property, plant and equipment, which results in lower depletion, depreciation and amortization in subsequent periods;

partially offset by:

•
Revisions to life of mines at the end of 2015 accelerated depletion and depreciation rates applied to mining interests and property, plant and equipment depreciated under the units-of-production method. Life of mine estimates were reduced at the end of 2015 to reflect lower Reserves and Resources estimates with higher cut-off grades based on lower metal prices.

4.
Mine operating earnings during the quarter increased $6.1 million from the fourth quarter of 2015 due to a $2.1 million decrease in cost of sales and $3.8 million lower depletion, depreciation and amortization expense.

5.
In the fourth quarter of 2015, as a result of a decline in silver prices and the consequent adverse effect on the Company’s Reserves and Resources, an impairment loss of $108.4 million was recognized on certain of the Company’s operating mines and exploration projects.

6.	Acquisition costs incurred in the fourth quarter of 2015 related to due diligence costs and closing fees associated with the acquisition of SilverCrest Mines Inc., which closed on October 1, 2015.

7.	The changes to investment and other income or loss is primarily comprised of the following:

•	$0.4 million loss on investment in marketable securities, compared to a loss of $0.8 million in the fourth quarter of 2015;

•	$0.2 million loss on interest income and other compared to an income of $0.9 million; and

•	In the prior year there was a loss of $3.3 million on the fair value adjustment of prepayment facilities and a $1.1 million equity loss on investment in associates.

8.
Finance costs decreased $0.4 million compared to the fourth quarter of 2015, primarily due to lower debt financing costs subsequent to the early settlement of BAML prepayment facilities in February 2016.

9.
During the quarter, the Company recorded an income tax recovery of $0.3 million compared to an income tax recovery of $12.9 million in the fourth quarter of 2015. The $12.6 million reduction in income tax recovery was attributed to an increase in earnings before tax of $117.4 million, primarily related to a $108.4 million impairment loss recognized in the same quarter of the prior year.

10.	As a result of the foregoing, net earnings for the quarter was $1.8 million (EPS of $0.01) compared to a loss of $103.0 million (Loss per share of $0.66) in the same quarter of the prior year.

First Majestic Silver Corp. 2016 Annual Report	Page 27

For the year ended December 31, 2016 and 2015 (in thousands of dollars, except for per share amounts):

	Annual	Annual	Annual	Variance %
	2016	2015	2014	2016 vs 2015

Revenues	$278,077	$219,444	$245,473	27%	(1)
Mine operating costs
Cost of sales	149,281	135,674	154,843	10%	(2)
Depletion, depreciation and amortization	79,593	75,039	60,466	6%	(3)
	228,874	210,713	215,309

Mine operating earnings	49,203	8,731	30,164	464%	(4)

General and administrative	17,747	17,004	19,393	4%
Share-based payments	4,403	4,926	7,320	(11)%
Impairment of non-current assets	—	108,421	101,950	(100)%	(5)
Acquisition costs	—	2,054	—	(100)%	(6)
Foreign exchange gain	(1,192)	(3,266)	(6,312)	(64)%
Operating earnings (loss)	28,245	(120,408)	(92,187)	123%
Investment and other income (loss)	5,209	(34)	18,627	15,421%	(7)
Finance costs	(7,963)	(5,810)	(7,377)	37%	(8)
Earnings (loss) before income taxes	25,491	(126,252)	(80,937)	120%
Current income tax expense	8,346	2,200	7,682	279%
Deferred income tax expense (recovery)	8,544	(20,028)	(27,171)	143%
Income tax expense (recovery)	16,890	(17,828)	(19,489)	195%	(9)
Net earnings (loss) for the year	$8,601	($108,424)	($61,448)	108%	(10)

Earnings (loss) per share (basic and diluted)	$0.05	($0.84)	($0.52)	106%	(10)

Cash and cash equivalents	$129,049	$51,018	$40,345
Total assets	$857,175	$789,700	$771,342
Non-current liabilities	$185,902	$155,780	$172,587

1.	Revenues in the year ended December 31, 2016 increased 27% compared to the previous year due to the following significant contributors:

•	Silver equivalent ounces sold increased by 16% compared to 2015, primarily attributed to incremental production from the Santa Elena mine, which was acquired in October 2015;

•	Average realized silver price increased by 7% from $16.06 per ounce in 2015 to $17.16 per ounce in the current year; and

•
Smelting and refining costs decreased from $28.3 million ($2.63 per ounce) to $22.0 million ($1.91 per ounce), despite a 16% increase in silver equivalent ounces sold. The savings were attributed to the new smelting and refining agreements effective July 1, 2016.

First Majestic Silver Corp. 2016 Annual Report	Page 28

2.	Cost of sales in the year increased 10% compared to 2015 as a result of the following factors:

•
Santa Elena Mine's first full year of operations under FIrst Majestic, compared to only one quarter in 2015. In 2016, Santa Elena produced 6.2 million million silver equivalent ounces and added $42.7 million to the Company’s cost of sales;

Partially offset by:

•
weakening of the Mexican pesos against the U.S. dollar, as a significant portion of the Company’s operating costs are incurred in Mexican pesos, which weakened by 18% against the U.S. dollar compared to the prior year; and

•
the Company’s ongoing effort to reduce costs through headcount reductions, renegotiating contractors and suppliers contracts, and realizing efficiencies, which resulted in significant cost reductions in mining contractors, mineral haulage, diesel and explosives.

3.	The increase in depletion, depreciation and amortization was attributed to a combination of the following:

•
full year of depletion, depreciation and amortization from the Santa Elena mine, compared to only one quarter in 2015. Santa Elena contributed $16.4 million to depletion, depreciation and amortization during the year ended December 31, 2016 compared to $4.2 million in the previous year;

•
Revisions to life of mines at the end of 2015 accelerated depletion and depreciation rates applied to mining interests and property, plant and equipment depreciated under the units-of-production method. Life of mine estimates were reduced at the end of 2015 to reflect lower Reserves and Resources estimates with higher cut-off grades based on lower metal prices;

partially offset by:

•
Impairment charge on non-current assets recognized in the fourth quarter of 2015, which resulted in an $87.2 million decrease in depletable mining interests and depreciable property, plant and equipment, which results in lower depletion, depreciation and amortization in subsequent periods.

4.
Mine operating earnings during the year ended December 31, 2016 increased $40.5 million from 2015 due to a $58.6 million increase in revenue, partially offset by a $13.6 million increase in cost of sales and $4.6 million higher depletion, depreciation and amortization.

5.
In 2015, as a result of a decline in silver prices and the consequent adverse effect on the Company’s Reserves and Resources, the Company recognized an impairment loss of $108.4 million on certain of the Company’s operating mines and exploration projects.

6.	Acquisition costs incurred in 2015 was related to due diligence costs and closing fees associated with the acquisition of SilverCrest Mines Inc., which closed on October 1, 2015.

7.	The Company’s investment and other income or loss is primarily comprised of gain or losses on the following:

•	$6.3 million gain on investment in marketable securities;

•	$0.2 million in interest income and other; and
Offset by:

•
$1.3 million loss on fair value adjustment of prepayment facilities, which contains commodity price swaps and call options on a portion of the Company’s lead and zinc production, prior to early settlement in February 2016.

8.
Finance costs increased $2.2 million during the year ended December 31, 2016 compared to 2015, primarily due to a $3.5 million loss related to prepayment of interest expenses embedded in the early settlement of BAML prepayment facilities in February 2016, which resulted in accelerated interest and accretion expense plus call option payments. The debt restructuring improved the Company’s working capital by approximately $32.0 million at the time of the transaction.

First Majestic Silver Corp. 2016 Annual Report	Page 29

9.
During the year ended December 31, 2016, the Company recorded an income tax expense of $16.9 million compared to an income tax recovery of $17.8 million in the same period of 2015. The increase in income tax expense was attributed to:

•	a $151.7 million increase in earnings before income taxes, primarily due to a $108.4 million impairment loss recognized in the prior year; and

•
In November 2015, the Mexican Tax Authorities introduced a provision which enable companies to settle a portion of its tax deconsolidation liability against past loss carryforwards at a discounted rate of 15% as compared to the Mexican corporate tax rate of 30%. In March 2016, the Company elected to apply this new provision to reduce its deconsolidation tax liability by $14.7 million. As the Company was previously carrying these tax loss carryforwards as a deferred tax asset valued at $21.4 million, this effectively resulted in a one-time net $6.7 million deferred tax expense related to the value of tax loss carryforwards being written off during the period.

Without the effect of this one-time adjustment, the Company’s income tax expense for the year ended December 31, 2016 was $9.4 million.

10.	As a result of the foregoing, net earnings for the year ended December 31, 2016 was $8.6 million (EPS of $0.05), compared to a loss of $108.4 million (Loss per share of $0.84) in the prior year.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2016				2015
Selected Financial Information	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$66,170	$79,326	$66,072	$66,509	$66,012	$44,673	$54,190	$54,569
Cost of sales	$37,346	$38,421	$36,252	$37,262	$39,479	$30,545	$33,314	$32,336
Depletion, depreciation and amortization	$18,881	$20,955	$19,879	$19,878	$22,651	$17,716	$17,435	$17,237
Mine operating earnings (loss)	$9,943	$19,950	$9,941	$9,369	$3,882	($3,588)	$3,441	$4,996
Net earnings (loss) after tax	$1,814	$8,115	$6,105	($7,433)	($102,961)	($1,780)	($2,578)	($1,105)
Earnings (loss) per share (basic)	$0.01	$0.05	$0.04	($0.05)	($0.66)	($0.01)	($0.02)	($0.01)
Earnings (loss) per share (diluted)	$0.01	$0.05	$0.04	($0.05)	($0.66)	($0.01)	($0.02)	($0.01)

During the fourth quarter of 2016, mine operating earnings decreased to $9.9 million compared to $20.0 million in the previous quarter. The decrease was primarily attributed to a 13% decrease in average realized silver price compared to the previous quarter. Net earnings after tax for the quarter was $1.8 million, a decrease of 78% compared to the previous quarter primarily due to the decrease in mine operating earnings.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at December 31, 2016, the Company's treasury included cash and cash equivalents of $129.0 million compared to $51.0 million at December 31, 2015. Cash and cash equivalents is primarily comprised of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. As at December 31, 2016, total available liquidity, including $8.8 million of undrawn revolving credit facility, was $139.4 million.

First Majestic Silver Corp. 2016 Annual Report	Page 30

Cash and cash equivalents increased by $78.0 million during the year. The Company’s cash flows from operating, investing and financing activities during the year are summarized as follows:

•	Cash provided from operating activities of $100.0 million;

•	Cash provided by financing activities of $44.8 million, including:
•$42.7 million net proceeds from the private placement completed in May 2016;
•$49.9 million net proceeds from the new debt financing closed in February 2016;
•$22.4 million proceeds from exercise of stock options;
offset by:
•$31.6 million on repayment of prepayment facilities;
•$15.0 million on repayment of SilverCrest’s credit facility;
•$10.2 million on repayment of lease obligations;
•$6.9 million on financing costs; and
•$6.3 million on repayment of debt facilities.

•	Cash used in investing activities of $66.6 million, primarily related to:

•	$43.8 million spent on mine development and exploration activities;

•	$18.7 million spent on purchase of property, plant and equipment; and

•	$3.7 million spent on purchase of marketable securities.

Working capital as at December 31, 2016 was $130.6 million compared to $15.6 million at December 31, 2015. To improve the Company's working capital position and advance various expansionary projects, the Company completed a CAD$57.5 million private placement in May 2016 and closed a $60.0 million debt financing agreement in February 2016, consisting of a $35.0 million three year term loan and a $25.0 million revolving credit facility with a three year expiry. Additional improvement in working capital can also be attributed to improving metal prices and lower operating costs, which resulted in $107.3 million in operating cash flows generated before movements in working capital and taxes during the year ended December 31, 2016.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants defined in the debt facilities. As at December 31, 2016 and December 31, 2015, the Company was fully in compliance with these covenants.

Contractual Obligations and Commitments

As at December 31, 2016, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual	Less than	1 to 3	4 to 5	After 5
	Cash Flows	1 year	years	years	years
Trade and other payables	$28,194	$28,194	$—	$—	$—
Debt facilities	51,587	14,545	37,042	—	—
Finance lease obligations	8,627	6,432	2,127	68	—
Other liabilities	2,741	—	2,741	—	—
Purchase obligations and commitments	2,777	1,577	500	700	—
	$93,926	$50,748	$42,410	$768	$—

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, and available debt facilities as at the date of this MD&A.

First Majestic Silver Corp. 2016 Annual Report	Page 31

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables (Note 12).

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through four international customers. Additionally, silver-lead concentrates and related base metal by-products are sold primarily through two international organizations with good credit ratings. Payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

Based on the Company's current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If commodity prices in the metal markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need further injection of capital to address its cash flow requirements.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	December 31, 2016
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$44,239	$391	$11,255	($1,558)	$—	$54,327	$5,433
Mexican peso	7,877	9,729	—	(10,916)	14,000	20,690	2,069
	$52,116	$10,120	$11,255	($12,474)	$14,000	$75,017	$7,502

	December 31, 2015
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$1,980	$1,297	$—	($1,027)	$—	$2,250	$225
Mexican peso	1,894	20,643	—	(18,258)	3,675	7,954	795
	$3,874	$21,940	$—	($19,285)	$3,675	$10,204	$1,020

First Majestic Silver Corp. 2016 Annual Report	Page 32

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				December 31, 2016
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$468	$94	$223	$37	$822
Metals in doré and concentrates inventory	196	160	7	4	367
	$664	$254	$230	$41	$1,189

				December 31, 2015
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$428	$44	$201	$77	$750
Metals in doré and concentrates inventory	174	198	36	18	426
Prepayment facilities	—	—	(2,833)	(480)	(3,313)
	$602	$242	($2,596)	($385)	($2,137)

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

First Majestic Silver Corp. 2016 Annual Report	Page 33

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $62.1 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at December 31, 2016, the Company has not accrued any of the remaining $62.1 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. No shares were repurchased during the year ended December 31, 2016 and year ended December 31, 2015.

Off-Balance Sheet Arrangements

At December 31, 2016, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

As at December 31, 2016, the Company has a $0.3 million (December 31, 2015 - $1.1 million) promissory notes receivable from First Mining Finance Corp., a related party, which was previously repayable on demand with an interest rate of 9% per annum. In July 2016, the Company entered into a settlement agreement with First Mining to settle $0.5 million of the balance in common shares of First Mining with a fair market value of $0.7 million, and the remaining balance in twelve equal monthly cash payments terminating in June 2017.

There were no other significant transactions with related parties outside of the ordinary course of business during the year ended December 31, 2016.

First Majestic Silver Corp. 2016 Annual Report	Page 34

SUBSEQUENT EVENTS

The following significant events occurred subsequent to December 31, 2016:

(a)	2,563,140 stock options with a five year expiry and an average exercise price of CAD$10.87 were granted;

(b)	505,897 stock options were exercised for proceeds of CAD$2.9 million; and

(c)	356,250 stock options were cancelled.

Pursuant to the above subsequent events, the Company has 164,967,464 common shares outstanding as at the date on which this MD&A was approved and authorized for issue by the Board of Directors.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Our significant accounting policies and accounting estimates are contained in the consolidated financial statements. Certain of these policies, such as, capitalization and depreciation of property, plant and equipment and mining interests, derivative instruments, decommissioning liabilities provisions, and business combinations involve critical accounting estimates because they require us to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2016

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of applying this standard, primarily reviewing its doré and concentrate sales agreements. The Company does not anticipate any changes in the gross amounts of revenue but the timing of revenue recognized may differ under the new standard if the timing of transfer of control to customers is deferred and/or if there are additional performance obligations which are currently not recognized separately, such as shipping and insurance services arranged by the Company on behalf of its customers.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of applying this standard. The expected impact of applying this standard includes the potential designation of equity securities as financial assets at fair value through other comprehensive income, resulting in changes in fair value recognized in other comprehensive income. The new expected credit loss impairment model and reformed approach to hedge accounting is not expected to have a significant impact on the Company's consolidated financial statements.

First Majestic Silver Corp. 2016 Annual Report	Page 35

Finance leases

In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases ("IFRS 16") which supersedes IAS 17 – Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted, if IFRS 16 – Revenue from Contracts with Customers, has also been applied. Upon the adoption of IFRS 16, the Company anticipates to record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the Consolidated Balance Sheet at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest on lease liabilities will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts at this time.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following tables provide a detailed reconciliation of these measures to cost of sales, as reported in notes to our consolidated financial statements.

First Majestic Silver Corp. 2016 Annual Report	Page 36

(expressed in thousands of U.S. dollars,	Three Months Ended December 31, 2016
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$9,685	$7,746	$6,427	$4,341	$4,357	$3,010	$35,566
Add: transportation and other selling cost	81	(4)	134	227	78	128	644
Add: smelting and refining cost	170	111	1,330	1,913	99	880	4,503
Add: environmental duty and royalties cost	120	22	77	31	50	34	334
Total cash cost before by-product credits (B)	$10,056	$7,875	$7,968	$6,512	$4,584	$4,052	$41,047
Deduct: By-product credits attributed to
Gold by-product credits	(11,002)	(27)	(235)	—	(1,044)	(2,288)	(14,596)
Lead by-product credits	—	—	(1,767)	(5,596)	—	—	(7,363)
Zinc by-product credits	—	—	(1,199)	—	—	—	(1,199)
Total by-product credits	($11,002)	($27)	($3,201)	($5,596)	($1,044)	($2,288)	($23,158)
Total cash cost (C)	($946)	$7,848	$4,767	$916	$3,540	$1,764	$17,889
Workers’ participation	—	6	65	414	344	(37)	793
General and administrative expenses	—	—	—	—	—	—	4,639
Share-based payments	—	—	—	—	—	—	1,097
Accretion of decommissioning liabilities	32	46	30	34	32	19	193
Sustaining capital expenditures	2,096	1,452	2,292	1,385	1,186	1,897	10,925
All-In Sustaining Costs (D)	$1,182	$9,352	$7,154	$2,749	$5,102	$3,643	$35,536
Payable silver ounces produced (E)	659,216	565,659	466,385	326,209	509,913	227,798	2,755,180
Tonnes milled (F)	257,771	235,039	153,309	82,767	76,848	38,422	844,155

Total cash cost per ounce, before by-product credits (B/E)	$2.81	$13.88	$11.77	$6.73	$7.49	$10.34	$15.82
Total cash cost per ounce (C/E)	($1.43)	$13.87	$10.22	$2.80	$6.94	$7.73	$6.49
All-in sustaining cost per ounce (D/E)	$1.79	$16.53	$15.34	$8.42	$10.01	$15.98	$12.90
Production cost per tonne (A/F)	$37.57	$32.96	$41.92	$52.45	$56.70	$78.31	$42.13

Gold by-product credits per ounce	($4.24)	($0.01)	($0.11)	$—	($0.55)	($2.61)	($1.26)
Lead by-product credits per ounce	—	—	(0.86)	(3.93)	—	—	(0.64)
Zinc by-product credits per ounce	—	—	(0.58)	—	—	—	(0.10)
Total by-product credits per ounce	($4.24)	($0.01)	($1.55)	($3.93)	($0.55)	($2.61)	($2.00)

(expressed in thousands of U.S. dollars,	Three Months Ended December 31, 2015
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$11,318	$7,487	$5,829	$5,042	$4,523	$2,408	$36,607
Add: transportation and other selling cost	92	146	574	282	110	111	1,315
Add: smelting and refining cost	307	218	3,422	1,828	107	888	6,771
Add: environmental duty and royalties cost	144	—	59	25	39	28	295
Total cash cost before by-product credits (B)	$11,861	$7,851	$9,884	$7,177	$4,779	$3,435	$44,988
Deduct: By-product credits attributed to
Gold by-product credits	(13,773)	(24)	(160)	—	(1,291)	(1,802)	(17,050)
Lead by-product credits	—	—	(2,803)	(4,270)	—	—	(7,073)
Zinc by-product credits	—	—	(2,932)	—	—	—	(2,932)
Total by-product credits	($13,773)	($24)	($5,895)	($4,270)	($1,291)	($1,802)	($27,055)
Total cash cost (C)	($1,912)	$7,827	$3,989	$2,907	$3,488	$1,633	$17,933
Workers’ participation	—	(2)	—	—	65	—	63
General and administrative expenses	—	—	—	—	—	—	4,334
Share-based payments	—	—	—	—	—	—	766
Accretion of decommissioning liabilities	93	51	36	36	36	18	270
Sustaining capital expenditures	2,786	2,286	1,519	606	1,172	1,657	10,141
All-In Sustaining Costs (D)	$967	$10,162	$5,544	$3,549	$4,761	$3,308	$33,507
Payable silver ounces produced (E)	672,959	711,201	555,539	313,720	484,742	232,391	2,970,551
Tonnes milled (F)	254,625	242,109	149,504	111,448	83,442	42,249	883,377

Total cash cost per ounce, before by-product credits (B/E)	$17.63	$11.03	$17.79	$22.87	$9.86	$14.77	$15.15
Total cash cost per ounce (C/E)	($2.84)	$11.00	$7.18	$9.25	$7.20	$7.02	$6.04
All-in sustaining cost per ounce (D/E)	$1.44	$14.29	$9.98	$11.30	$9.83	$14.24	$11.28
Production cost per tonne (A/F)	$44.45	$30.92	$38.99	$45.22	$54.22	$57.02	$41.44

Gold by-product credits per ounce	($20.47)	($0.03)	($0.29)	$—	($2.66)	($7.75)	($5.74)
Lead by-product credits per ounce	—	—	(5.04)	(13.62)	—	—	(2.38)
Zinc by-product credits per ounce	—	—	(5.28)	—	—	—	(0.99)
Total by-product credits per ounce	($20.47)	($0.03)	($10.61)	($13.62)	($2.66)	($7.75)	($9.11)

First Majestic Silver Corp. 2016 Annual Report	Page 37

(expressed in thousands of U.S. dollars,	Year Ended December 31, 2016
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$41,503	$29,172	$23,725	$17,418	$17,460	$12,055	$141,333
Add: transportation and other selling cost	386	362	1,083	1,045	419	461	3,756
Add: smelting and refining cost	703	700	8,735	8,221	411	3,244	22,014
Add: environmental duty and royalties cost	497	95	333	140	189	135	1,389
Total cash cost before by-product credits (B)	$43,089	$30,329	$33,876	$26,824	$18,479	$15,895	$168,492
Deduct: By-product credits attributed to
Gold by-product credits	(48,509)	(119)	(795)	—	(5,052)	(9,565)	(64,040)
Lead by-product credits	—	—	(8,536)	(18,672)	—	—	(27,208)
Zinc by-product credits	—	—	(8,902)	—	—	—	(8,902)
Total by-product credits	($48,509)	($119)	($18,233)	($18,672)	($5,052)	($9,565)	($100,150)
Total cash cost (C)	($5,420)	$30,210	$15,643	$8,152	$13,427	$6,330	$68,342
Workers’ participation	$—	$238	$332	$499	$689	$149	$1,907
General and administrative expenses	—	—	—	—	—	—	16,988
Share-based payments	—	—	—	—	—	—	4,403
Accretion of decommissioning liabilities	139	200	128	146	135	81	829
Sustaining capital expenditures	9,891	3,753	5,493	3,472	3,611	5,120	32,264
All-In Sustaining Costs (D)	$4,610	$34,401	$21,596	$12,269	$17,862	$11,680	$124,733
Payable silver ounces produced (E)	2,594,639	2,695,690	2,063,392	1,422,523	1,901,060	875,967	11,553,271
Tonnes milled (F)	988,060	881,075	610,509	337,020	297,802	155,696	3,270,162

Total cash cost per ounce, before by-product credits (B/E)	$16.61	$11.25	$16.42	$18.85	$9.73	$18.15	$14.59
Total cash cost per ounce (C/E)	($2.09)	$11.21	$7.58	$5.72	$7.07	$7.23	$5.92
All-in sustaining cost per ounce (D/E)	$1.78	$12.76	$10.47	$8.61	$9.40	$13.33	$10.79
Production cost per tonne (A/F)	$42.00	$33.11	$38.85	$51.67	$58.64	$77.43	$43.22

Gold by-product credits per ounce	($18.70)	($0.04)	($0.39)	$—	($2.66)	($10.92)	($5.54)
Lead by-product credits per ounce	—	—	(4.14)	(13.13)	—	—	(2.36)
Zinc by-product credits per ounce	—	—	(4.31)	—	—	—	(0.77)
Total by-product credits per ounce	($18.70)	($0.04)	($8.84)	($13.13)	($2.66)	($10.92)	($8.67)

(expressed in thousands of U.S. dollars,	Year Ended December 31, 2015
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$11,319	$31,292	$28,276	$25,474	$19,834	$9,268	$125,463
Add: transportation and other selling cost	92	552	2,008	1,668	442	475	5,237
Add: smelting and refining cost	307	909	11,903	11,003	561	3,591	28,274
Add: environmental duty and royalties cost	144	121	350	198	222	115	1,150
Total cash cost before by-product credits (B)	$11,862	$32,874	$42,537	$38,343	$21,059	$13,449	$160,124
Deduct: By-product credits attributed to
Gold by-product credits	(13,773)	(99)	(934)	—	(6,642)	(7,306)	(28,754)
Lead by-product credits	—	—	(7,957)	(25,074)	—	—	(33,031)
Zinc by-product credits	—	—	(13,666)	—	—	—	(13,666)
Total by-product credits	($13,773)	($99)	($22,557)	($25,074)	($6,642)	($7,306)	($75,451)
Total cash cost (C)	($1,911)	$32,775	$19,980	$13,269	$14,417	$6,143	$84,673
Workers’ participation	—	197	—	—	336	—	533
General and administrative expenses	—	—	—	—	—	—	16,221
Share-based payments	—	—	—	—	—	—	4,926
Accretion of decommissioning liabilities	93	213	152	150	149	79	836
Sustaining capital expenditures	2,786	8,315	8,601	5,070	6,250	5,802	37,289
All-In Sustaining Costs (D)	$968	$41,500	$28,733	$18,489	$21,152	$12,024	$144,478
Payable silver ounces produced (E)	672,958	2,519,666	2,231,444	2,142,105	2,293,524	895,684	10,755,381
Tonnes milled (F)	254,625	851,567	667,702	555,564	349,193	174,003	2,852,654

Total cash cost per ounce, before by-product credits (B/E)	$17.63	$13.05	$19.06	$17.90	$9.19	$15.02	$14.89
Total cash cost per ounce (C/E)	($2.84)	$13.01	$8.95	$6.19	$6.29	$6.86	$7.87
All-in sustaining cost per ounce (D/E)	$1.44	$16.47	$12.88	$8.63	$9.22	$13.42	$13.43
Production cost per tonne (A/F)	$44.45	$36.75	$42.35	$45.85	$56.80	$53.27	$43.98

Gold by-product credits per ounce	($20.47)	($0.04)	($0.42)	$—	($2.90)	($8.16)	($2.67)
Lead by-product credits per ounce	—	—	(3.57)	(11.71)	—	—	(3.08)
Zinc by-product credits per ounce	—	—	(6.12)	—	—	—	(1.27)
Total by-product credits per ounce	($20.47)	($0.04)	($10.11)	($11.71)	($2.90)	($8.16)	($7.02)

First Majestic Silver Corp. 2016 Annual Report	Page 38

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended December 31,		Year Ended December 31,
	2016	2015	2016	2015
Revenues as reported	$66,170	$66,012	$278,077	$219,444
Add back: smelting and refining charges	4,502	6,771	22,014	28,275
Gross revenues	70,672	72,783	300,091	247,719
Less: Sandstorm gold revenues	(798)	(736)	(3,592)	(736)
Gross revenues, excluding Sandstorm (A)	$69,874	$72,047	$296,499	$246,983

Payable equivalent silver ounces sold	4,245,091	4,890,237	18,015,866	15,534,860
Less: Payable equivalent silver ounces sold to Sandstorm	(158,228)	(154,196)	(739,246)	(154,196)
Payable equivalent silver ounces sold, excluding Sandstorm (B)	4,086,863	4,736,041	17,276,620	15,380,664

Average realized price per ounce of silver sold (A/B)(1)	$17.10	$15.21	$17.16	$16.06
Average market price per ounce of silver per COMEX	$17.12	$14.75	$17.10	$15.68

(1)
Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to fourth-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net earnings as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS.

	Three Months Ended December 31,		Year Ended December 31,
	2016	2015	2016	2015
Net earnings (loss) as reported	$1,814	($102,961)	$8,601	($108,424)
Adjustments for non-cash or unusual items:
Impairment of mining interests and goodwill	—	108,421	—	108,421
Deferred income tax (recovery) expense	(5,216)	(13,586)	8,544	(20,028)
Share-based payments	1,097	766	4,403	4,926
Loss (gain) from investment in derivatives and marketable securities	411	838	(6,281)	634
Loss from fair value adjustment of prepayment facilities	—	3,264	1,255	1,202
Recovery (write-down) of mineral inventory	520	504	(374)	(525)
Gain from value added tax settlement	—	(270)	—	(270)
Loss on early settlement of prepayment facilities	—	—	3,506	—
Adjusted net (loss) earnings	($1,374)	($3,024)	$19,654	($14,064)
Weighted average number of shares on issue - basic	164,395,202	155,202,963	160,874,038	129,117,653
Adjusted EPS	($0.01)	($0.02)	$0.12	($0.11)

First Majestic Silver Corp. 2016 Annual Report	Page 39

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended December 31,		Year Ended December 31,
	2016	2015	2016	2015
Operating Cash Flows before Working Capital and Taxes	$23,430	$17,541	$107,275	$59,739
Weighted average number of shares on issue - basic	164,395,202	155,202,963	160,874,038	129,117,653
Cash Flow per Share	$0.14	$0.11	$0.67	$0.46

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	December 31, 2016	December 31, 2015
Current Assets	$180,199	$104,785
Less: Current Liabilities	(49,572)	(89,201)
Working Capital	$130,627	$15,584
Available Undrawn Revolving Credit Facility	8,782	—
Available Liquidity	$139,409	$15,584

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

Mine Operating Earnings
Mine operating earnings represents the difference between revenue less mine operating costs. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

Operating Cash Flows before Working Capital and Taxes
Operating cash flows before working capital and taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

First Majestic Silver Corp. 2016 Annual Report	Page 40

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2016, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;

•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's management evaluated the effectiveness of our ICFR based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2016.

The Company's independent registered public accounting firm, Deloitte LLP, have audited the Consolidated Annual Financial Statements included in this annual report and have issued an attestation report dated February 21, 2017 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential

First Majestic Silver Corp. 2016 Annual Report	Page 41

future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Cautionary Note regarding Reserves and Resources

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services and Jesus Velador, Ph.D., Director of Exploration, are certified QPs for the Company. Ramon Mendoza has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

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Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2016 , is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

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